

# 2025
ANNUAL REPORT

# National Presto Industries, Inc.



DAY
NIGHT
THERMAL
TRAINING

# National Presto Industries, Inc.

## Cover Story

The newest U.S. 40mm high velocity training round is the subject of this year's cover story. Designed by your Company in collaboration with the U.S. Army, the round is known as the M918E2 "Target Practice – Day/Night/Thermal" (TP-DNT) cartridge. The new design provides soldiers with a safer and more reliable cartridge that enables them to "Train as they Fight." Using the traditional automatic firing weapon (MK 19 grenade launcher) shown on the cover, the new round produces a flash that can be seen in multiple conditions—during the day with the naked eye as illustrated below at A , at night using a special night optical device as depicted at B, and in a field obscured by smoke or fog through thermal vision sights as shown at C. Each individual round (pictured at D) is linked together for automatic firing as illustrated on the lower right-hand side of the cover.


A


B


C


D

Prior to award of the contract, your Company, in competition with other defense contractors, designed a round that would provide the above features. It also, in advance of the award, purchased the rights to manufacture the pyrophoric material that creates the round's light and heat signatures; constructed a new manufacturing building; and began the design and fabrication of the highly automated production lines and equipment to produce the pyrophoric material and projectile. Completion and installation of the automated production lines and equipment occurred after award of the contract, culminating in official qualification (First Article Test acceptance) and production start in late 2025. The completed production lines use robots to feed components to each line, assemble components into subassemblies, and then assemble the projectile. Throughout the process, the machines perform quality control checks on the components and the round itself to verify that each finished round meets specifications.

*Cover photo of soldier courtesy of the National Guard.*

## Financial Highlights

*(In thousands except per share data)*

| YEARS ENDING DECEMBER 31 | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net sales | $503,524 | $388,228 | $340,912 |
| Earnings from continuing operations | $ 33,084 | $ 41,460 | $ 34,559 |
| Earnings from discontinued operations, net of tax | – | – | – |
| Net earnings | $ 33,084 | $ 41,460 | $ 34,559 |
| Weighted average common and common equivalent shares outstanding—basic and diluted | 7,147 | 7,128 | 7,106 |
| Per common share: | | | |
| Earnings from continuing operations | $ 4.63 | $ 5.82 | $ 4.86 |
| Earnings from discontinued operations, net of tax | – | – | – |
| Net earnings | $ 4.63 | $ 5.82 | $ 4.86 |
| Dividends per common share: | | | |
| Regular | $ 1.00 | $ 1.00 | $ 1.00 |
| Extra | – | 3.50 | 3.00 |
| Total | $ 1.00 | $ 4.50 | $ 4.00 |
| Stockholders' equity per common share outstanding | $55.29 | $51.58 | $50.13 |

## Table of Contents

NATIONAL PRESTO INDUSTRIES, INC.
Eau Claire, Wisconsin

## To our Stockholders,

There were three major items noted in last year's report that were expected to have a material impact on review year operations. The first was the Defense segment's ability to execute its sizable backlog, which included setup and staffing of a line to produce the newly designed 40mm training round featured on the cover. The second and third pertained to the Housewares/Small Appliance segment: managing the potential impact of the tariffs that then President-elect Trump was threatening and moving product manufacturing out of China. The Defense segment met its challenge as reflected in the segment's impressive sales and profitability summarized below. In contrast, the Housewares/Small Appliance segment was, to coin a word, "tarrified." The tariffs in terms of size, uncertainty and scope, and the disruption they caused far exceeded anything contemplated. Efforts to exit China were largely stalled due to the imposition of tariffs on allies.

Net 2025 consolidated sales were $503.5 million, a 29.7% increase from 2024's levels. Net earnings were down $8.4 million or 20.2% to $33.1 million ($4.63 per share) from 2024's $41.5 million ($5.82 per share). The revenue increase was almost entirely provided by the Defense segment. Defense sales increased by $121.9 million or 42.9%, due to higher shipments from its sizable backlog. The shipment increase resulted in augmented operating earnings, which increased $15.5 million or 36.2%. The segment's earnings were also affected by a variety of other factors which included differences in mix, efficiencies, and material costs. The Defense sales and earnings gains were partially offset by reduced sales and the operating loss at the Housewares/Small Appliance segment. Both the sales reduction and loss were in significant part attributable to the Trump administration tariffs. Net revenues at the Housewares/Small Appliance segment were down $7.2 million or 7.0%, largely stemming from retailers' reluctance to accept tariff-induced price increases. Ultimately, your Company's price increases were accepted and retail prices increased. Higher retails in turn depressed consumer purchases. The reduced sales and the material impact of tariffs on costs were the chief causes of a sizable operating loss. The ongoing relocation of the segment's distribution center from Canton, Mississippi, to Nettleton, Mississippi, also had an impact. Of necessity, certain costs were duplicated as two staffs must be maintained until the training and move are completed. Equipment and remaining inventory must be transported. A sizable capital loss was incurred as well, stemming from the bankruptcy of a key supplier. The Safety segment reported increased, albeit nominal sales and a reduced comparative loss. The segment did obtain certification of its mid-tier smoke alarms and one of its commercial fire extinguishers. Without certification for its standard alarms and its other extinguishers, the segment's ability to increase sales was severely limited. Unlike the prior year during which there were some portfolio earnings, the Company was a net borrower during the review year as it drew on a line of credit to support the inventory buildup at its Defense segment and the new tariffs at the Housewares/Small appliance segment.

For additional information on each of the segments, see the Operation section that begins at page 5.

In keeping with much of its history, your Company's long-standing record of paying dividends continued. Late in the review year, the Board of Directors approved dividend action for the 82nd consecutive year. A resolution, subsequently adopted, authorized disbursement of a single lump sum in March 2026 consisting of a regular dividend of $1.00. Like the prior year, no extra dividend was planned as funds continue to be needed to support operations.

Looking ahead on a macro level, little is expected to change. The combination of President Trump's "Peace through Strength" philosophy coupled with the fact that the world is a less than peaceful place should assure future defense revenues. Although the Supreme Court as of year-end was expected to rule against the legality of a portion of the tariffs, the President had stated that he would use other tariff statues to replace any tariffs struck down. As such, both the tariff costs and the uncertainty experienced during the review year are likely to continue through the three remaining years of the Trump administration.

On a micro basis, each segment faces similar challenges in 2026 to those faced during the review year. Execution will once again be the key to a strong year for the Defense segment as it works to meet aggressive delivery schedules. Focus for the Housewares/Small Appliance segment will continue to be the management of the impact of tariffs and resumption of its program to exit China. Maintaining the quality of the PRESTO® brand with a new supplier base will be critical. For Safety, successful completion of the testing and securing certification of its full line of smoke, CO alarms, and commercial fire extinguishers remains its number one priority.

With its financial strength as evidenced by its strong, largely debt-free balance sheet, your Company is in an enviable position to meet these challenges. That strength coupled with its cadre of talented and dedicated personnel, should enable it to both respond to 2026 issues and capitalize on opportunities that arise.

Maryjo Cohen
Chair of the Board and President

## HOUSEWARES/SMALL APPLIANCE SEGMENT



As stated in last year's report, the planned major focus for 2025 was moving production out of China. The move was deemed necessary due to geopolitical concerns and the expectation that President-elect Trump would be implementing high tariffs on product produced in China. Manufacturing in the U.S. was never a viable option ironically in part because of tariffs. Key components exclusively available from China would have to be imported and those components, as a result of actions taken during the first Trump administration, were already subject to punitive tariffs. The aluminum and stainless-steel alloys used to produce the segment's products were not available in the States and would need to be imported as well. U.S. regulations and the high cost of labor also ruled out the U.S. as a production base for housewares and small appliances. The plan was to move production to another country, which had the requisite expertise, labor, and facilities. Likewise, the desired country would already be manufacturing some of the key components and in a position to eventually make all of them, ending the current dependence on Chinese-sourced components. The segment had selected suppliers from one country that met the criteria. Concentration of manufacturing in a single country makes management of the supply chain more efficient and economical.

The transition program was ultimately placed on hold after the announcement of the so-called "Liberation Day" tariffs under the International Emergency Economic Powers Act (IEEPA). The new very high tariffs took the form of surcharges that were to be added to existing tariffs and applied not just to China, but the entire world. Rates for individual countries thereafter seemed to change at the whim of the administration. In the case of the planned transition country, tariffs at times significantly exceeded those imposed on China. The Liberation Day tariffs were followed with world-wide tariffs on commodities that included steel and aluminum. Those tariffs began at 25% and increased to 50%. The commodity tariffs were not limited to the raw materials but also applied to the aluminum and steel used in selected derivatives, which included products in categories the segment sells: stovetop pressure cookers and canners, pizza ovens and space heaters.

 A high, certain tariff is actually preferable to a lower tariff that is subject to change. Certainty enables retailers to set assortments and plan seasonal programs and promotions. In turn, a fixed tariff makes it possible for suppliers to forecast needs based on anticipated sell-through at foreseeable retail prices. Finally, a fixed rate enables businesses to determine their cash needs in advance and plan accordingly. Tariffs are paid on arrival in the U.S.  and have a profound effect on cash flow when rates are set at high levels.

Instead, the tariffs shifted continually resulting in paralyzing uncertainty. The Trump administration implemented China tariffs that varied from a low of 20% to a high of 145%.

Rates were periodically "fixed" at lower rates but only in 90-day increments with significantly higher rates threatened thereafter. Most materials and components have lead times of 60-90 days, so the 90-day windows were sufficient only if components were on hand or had previously been ordered. With the high tariffs, production in China was periodically placed on hold, only to be taken off hold and rushed during each window. Ships sailed empty at times as there were no or few cargos during the low production periods. Truckers likewise had difficulty finding loads. Retailers deferred, reduced or canceled planned programs.

The administration placed pressure on retailers and suppliers to absorb the tariffs, frowning on passing the tariff costs on to consumers. As a result, retailers resisted price increases. One major retailer refused to accept any price increases until September. The segment's and its competitors' responses were to stop shipping. That cost both the segment and the retailer sales that would have otherwise occurred. The Company's advance purchase of product did enable it to continue shipping through the first half at the prior year's pricing, but thereafter it had little choice but to raise prices on most of its products. Resistance was such that the increases covered the tariff surcharges, but little else. Unit sales typically decline with higher prices, and an increment is normally included to fully cover burden and profit to offset expected unit volume decreases. Retailers did raise prices once they accepted the Company's price increases, and unit volume did indeed decline.

In this milieu, net 2025 sales decreased $7.2 million (7%) from the prior year, and the segment experienced an operating loss of $9.3 million in contrast to the prior year's operating earnings of $12.6 million. Chief contributors include the tariff-induced sales reduction described above and the tariff surcharges themselves. These surcharges were treated as period costs and expensed as incurred under the segment's LIFO inventory cost valuation method. As mentioned in the letter, the relocation of the segment's distribution center from Canton, Mississippi, to Nettleton, Mississippi, also impacted earnings. Further details of the relocation can be found below in the Subsidiaries section on page 6.

As stated in the letter, tariff uncertainty and the resulting chaos experienced in 2025 are expected to continue in 2026. As of the end of 2025, the Supreme Court appeared likely to declare the IEEPA tariffs illegal. In anticipation of an unfavorable decision, the Trump administration had indicated that it would use other statutes to maintain tariffs at the current or even higher rates.

In 2026, major focus once again will be the transition of manufacturing out of China. The segment restarted the transition program late in third quarter 2025. This time, however, instead of limiting its consideration to suppliers from a single country, it expanded its consideration to multiple areas as a means of spreading the tariff risk. Much work remains to be done in 2026. To quote from the 2025 report:

> The new suppliers will need to augment their facilities and equipment in order to produce PRESTO® product. All new

*tooling must be acquired as well. There will be a considerable learning curve as crews must be hired and trained to produce product equivalent to that currently provided.*

## New Products

New products were another casualty of the tariffs. They too initially were placed on hold. There were no formal new product introductions. Instead, soft introductions occurred after tariffs dropped to a more "reasonable" level of 30%.

Each of the products introduced were additions to existing product categories. Additional selections provide retailers with more choice, enabling them to minimize head-to-head competition with other outlets. They also provide consumers with more options when they shop online, an attribute the American public has come to expect.

The segment introduced the PopLite® Our Munch™ hot air popper pictured at A. The Our Munch™ is a family-sized version of the My Munch® popper. Rather than popping an individual snack-sized portion, the Our Munch™ pops up to 15-cups of gourmet popcorn in minutes, providing popcorn for the entire family. Like the My Munch®, the new popper pops virtually all kernels using hot air rather than oil for a low-fat, heart-healthy treat. The popper's cover doubles as a serving bowl (shown at top left in A), the cord wraps around the base, and the base nests in the bowl (illustrated bottom left in A) for compact storage. Because it pops with air, cleaning is a breeze: the base and cover wipe clean.



A

The segment also introduced two new digital pressure canners: the 16-quart canner shown at B and the 23-quart unit shown at C. The new canners feature 25% to 40% additional capacity over the existing digital canners depending on the size (quart, pint, and half pint) of the jars processed. They are also lighter and have shorter heat-up and cool-down times than their counterparts as they are made of aluminum rather than steel. They too largely automate and simplify pressure and boiling water canning. Last, but by no means least, the new canners feature handsome styling as well.



B C

## Presto Distribution Center
*Nettleton, Mississippi*

*(formerly Presto Manufacturing – Jackson, Mississippi)*

Due to a variety of logistical considerations, cost factors, and space constraints, the subsidiary purchased a warehouse in Nettleton, Mississippi, during the review year to replace the existing distribution facilities listed below. The addition of racking and other modifications were required. The subsequent bankruptcy of a key vendor resulted in a sizable capital loss of $2.7 million. The newly staffed, largely automated facility began limited operations during fourth quarter 2025 with the intent of becoming fully operational by mid-January 2026. Reasonably, as with any new warehouse, there will be a learning curve during the transition process that will impact output and efficiency. The facility will enjoy freeport warehouse status, resulting in a reduction of property taxes. Like the two warehouses below, it will also benefit from similar comparatively low-cost ratings under shippers' tariff schedules.

## Jackson Sales and Storage Company
*Jackson, Mississippi*

## Canton Sales & Storage Company
*Canton, Mississippi*

Both facilities served during the review year as distribution centers for the Company's pressure cookers and appliances. Each enjoyed comparatively low-cost ratings under shippers' tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex is significant, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

As a result of the transition of the operation to Nettleton, both the Canton and Jackson facilities are slated for sale. Existing staff will continue to serve and assist with the transition to the new warehouse. Remaining inventory and equipment will be transferred to Nettleton in 2026.

## National Holding Investment Company
*Wilmington, Delaware*

This subsidiary has provided the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs were invested in relatively risk-free, short-term instruments, assuring their ready availability for both internal expansion and acquisitions. As virtually all available funds were dedicated to the internal expansion of the Defense segment, the subsidiary's earnings during the review year were negligible.

DEFENSE SEGMENT















## National Defense Corporation

*Eau Claire, Wisconsin*

Each of the segment's companies bears its own name and a tag line identifying it as a National Defense Corporation Company. That tag line also identifies the other companies that are part of the segment. By using the National Defense brand, the segment's customers are informed of the strengths, synergies, and diversity of service the entire Defense segment offers. The companies, in order of acquisition or creation dates, and their products are as follows:

**AMTEC Corporation (AMTEC), Janesville, Wisconsin,** produces a variety of ammunition and fuze items for the U.S. Department of Defense (DOD) and allied nations. These items include low and high velocity legacy 40mm training cartridges shown at A, low and high velocity 40mm tactical cartridges pictured at B, and the 155mm M739A1 Artillery Fuze shown at C. It also produces the new high velocity Day/Night/Thermal Training Projectile that is the subject of this year's cover story.





A B

C

**Spectra Technologies, LLC (Spectra), East Camden, Arkansas,** serves all branches of the U.S. Armed Forces as a prime contractor and as a subcontractor to Department of Defense prime contractors. Spectra performs full load, assemble, and pack (LAP) services and ordnance manufacturing that include warheads, grenades, ammunition, and demolition products. It also offers ordnance design and testing services. Prime contractor customers include AMTEC, Raytheon and Boeing on major programs such as 40mm grenade ammunition, Small Diameter Bomb, TOW® (Tube-launched, Optically-tracked, Wireless-guided) 2B Missile, and the warhead for the M982A1 Excalibur 1B 155mm projectile. The referenced 155mm projectile is shown at D.

REMOVE
D

**Amron, Antigo, Wisconsin,** is a division of AMTEC Corporation. It manufactures medium caliber cartridge cases (20mm, 25mm, 30mm, 40mm, 50mm) and the 40mm body for prime contractors to the U. S. Armed Services, which includes AMTEC.

**Tech Ord, Clear Lake, South Dakota,** is a division of AMTEC Corporation. It manufactures detonators illustrated at E, impulse cartridges shown at F, pyrotechnical devices pictured at G, and lead azide and other military energetic devices and materials.





E F

G

 

## DEFENSE SEGMENT

**Woodlawn Manufacturing, Ltd., Marshall, Texas,** is an integrated, high-volume, precision manufacturer of metal parts and assemblies primarily for the defense and aerospace industries. It produces rocket warhead bodies, countermeasure flare cases and other ammunition and is the sole supplier of Hydra-70 warhead bodies, a few of which are shown at H.



H

Given the challenges that your Company's Defense segment faced, the review year was highly rewarding. The chief success was the setup and staffing of the fully automated line for the new 40mm training round. Setting up a state-of-the-art line to manufacture a product that has never been made before is a significant accomplishment. As with any new product and line, a variety of issues were encountered. By year's end, the issues had been resolved, and the first article test was accepted by the Army. All units fired flawlessly during that test, and full rate production was scheduled to begin in 2026. The Company also successfully staffed and restarted lines that had not been used for a considerable time. Some delays occurred, which impacted both revenue and operating margins.

Nonetheless, segment shipments were $405.9 million—up $121.9 million or 42.9% from the prior year's $284.0 million. Earnings increased $15.5 million or 36.2% from $42.9 million to $58.4 million, reflecting the augmented sales tempered by a less favorable mix, the inefficiencies mentioned above, and material cost increases.

Execution again will be the key to the upcoming year's results as the segment works to meet aggressive delivery schedules from its ever-growing backlog. As of year-end, that backlog had increased to $1.75 billion from the prior year's $1.09 billion.

## SAFETY SEGMENT



Formed in 2019, the Safety segment now consists of one startup company, Rely Innovations. During the review year, the segment sold the refrigerator/freezer monitoring business of OneEvent Technologies, located in Mount Horeb, Wisconsin. It did retain all the intellectual property of OneEvent, including the patents related to predictive technology.

### Rely Innovations, Inc.
*Chapel Hill, North Carolina; Lisle, Illinois; and Eau Claire, Wisconsin*

Acquired in 2022, this company continues to distribute the Knox Safety® talking carbon monoxide (CO) alarms shown at I in two versions—battery-only and battery with direct AC plug-in. The alarms not only warn of danger through the



I

standard loud beep, but also provide clear, verbal instructions in English or Spanish on what to do next depending on the level of carbon monoxide in the room. Each alarm's screen displays written warnings and instructions as well. On request, the voice and screen provide information on a room's air quality and remaining battery life. Each alarm contains a 10-year battery.

In 2024, the segment introduced under the Rely® name its Essential line of opening price point smoke, CO, and combination smoke and CO alarms. Almost all use replaceable batteries. They are shown at J.



J



K

In late 2025, the segment offered for sale its Rely® talking smoke and combination smoke and CO detectors shown at K. Each is available as battery-only as well as hardwired versions with direct AC connection. These higher-end products, along with the Knox CO detectors are made in Mexico and, at least in 2025, were not subject to the Trump administration's "Liberation Day" tariffs.

Testing continued on an entry line of 10-year sealed-battery- smoke, CO, and combination smoke/CO alarms. Issues encountered have delayed probable introduction until 2027. With this additional line, the segment will be able to offer a full assortment of CO and smoke detectors to retail and building supply customers.

During fourth quarter of the review year, the Safety segment introduced the Rely™ Synthetic Fluorine-Free Foam (SFFF) extinguisher pictured at L. The Rely™ SFFF foam extinguisher is the first and at this point, the only UL certified PFAS- free extinguisher. Currently, all other UL certified foam extinguishers use foams that contain PFAS (perfluorinated and polyfluorinated alkyl substances). Although extremely effective in fighting flammable fires, PFAS is a suspected health hazard to fire fighters and an alleged environmental contaminant if it migrates into surface or ground water. Many jurisdictions ban the use of PFAS foam. On January 1, 2026, PFAS Foam extinguishers will no longer be allowed on passenger and cargo ships and must be replaced with foam extinguishers that are PFAS-free.

The new extinguisher sprays NUFOAM™, a PFAS-free foam agent that is proven to be as effective as traditional PFAS-based foams in extinguishing Class A (wood/paper) and suppressing Class B (petroleum) fires. It is also economical. The pre- mixed solution maintains its integrity for five years. That period aligns with the extinguisher's required hydro- static testing cycle. As a result, the solution only requires replacement during hydrostatic testing, when it would have to be replaced in any event. In turn, the reduced replace- ment schedule means lower lifetime service costs.



L

The new, ultra-durable extinguisher is the first of a line of specialty commercial extinguishers designed to be used in harsh environments. Those environments include heavy industrial, marine, and combat conditions. During Military Specification testing, the Rely™ extinguishers withstood both 200G impact forces and extended vibration exposure.

Based on the status of UL testing at the close of the review year, the balance of the extinguishers should be available for introduction during second half 2026. All will be assembled in Wisconsin, and with the exception of the stainless-steel canister on the foam unit, the major cost components are all made in the States.

As noted in last year's annual report, the challenges posed by current UL safety standards on both smoke/CO alarms and fire extinguishers constitute an effective barrier to entry for new competitors. Once the segment's full lines of products are certified, the segment should be able to secure and maintain a reasonable market share.


A

Base lifts out          Easy storage

B

C

The products on the following pages and those introduced on page 6 provide a representation of the Presto® Housewares/Small Appliance product line. Pictures of additional products the segment produces and sells can be found on the segment's website,

*www.GoPresto.com*

D

E

F

G

## Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a ceramic nonstick surface for stick-free cooking and easy cleaning. The Control Master® heat control maintains the desired cooking temperatures and detaches for complete immersibility.

### A. 16-inch Electric Foldaway® Skillet

The Foldaway® skillet combines utility with beauty. The skillet's generous size accommodates family-size meals, plus it is easy to clean and store. The casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. The elegant tempered glass cover, stylish stainless steel trimmed base, and built-in spoon rest make this skillet ideal as a buffet server.

### B, C. Tuxedo® digital precision skillet multi-cooker

These handsome Tuxedo® precision skillets take skillet cooking to a new level. Each features a control that provides the kind of precision that only can be achieved with digital technology. The skillets perform traditional functions (pan frying, sautéing, and braising) superbly, and also make yogurt (110°F), proof fresh or frozen dough for artisan bread or rolls (100°F), poach fish, meats and fruit (165°F for salmon), make fudge (150°F), and cook with the sous vide method. Sous vide requires precision to achieve the desired degree of doneness and then to maintain it for hours (e.g., 130°F for a rare steak). The skillets share a low-profile, space-conserving design, yet have high sidewalls for extra capacity; they are coated with a ceramic surface for nonstick cooking and easy cleaning; and come with a cooking rack and a silicone-rimmed glass cover.

### D. Electric Slimline™ Skillet with glass cover

With a special low-profile design, the Slimline™ skillet saves valuable storage space and at the same time provides the substantial cooking capacity of a full-sized 16-inch pan with high sidewalls and ceramic nonstick finish. Its sleek appearance and tempered see-through glass cover make it a buffet table favorite.

### E. 16-inch Electric Skillet with glass cover

This skillet features a large ceramic nonstick cooking surface and high sidewalls. Uniquely and beautifully styled handles along with a tempered glass cover enable it to double as a buffet server.

### F. 16-inch Ceramic Electric Skillet with glass cover

Attractively designed for both entertaining and family meals, this multi-purpose electric skillet features a ceramic nonstick surface in a warm-silver tone, inside and out, as well as high sidewalls and a tempered glass cover.

### G. 11-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high-dome design easily accommodates large roasts, fowl, or ham.

*11- and 12-inch Electric Skillets with glass covers also available.*

## Electric Griddles

All Presto® griddles feature heavy cast aluminum construction for even heat distribution. Cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

### H. 19-inch Electric Tilt-n-Fold™ griddle

The Tilt-n-Fold™ griddle's extra-large size offers ceramic nonstick cooking convenience for every meal, plus it folds for compact storage. It easily adjusts from a level cooking surface for eggs and pancakes to a tilted surface for draining meats. Simple flip-down levers tilt the grilling surface for draining meat while cooking. The legs fold in locking the removable drip tray in place. The griddle fits in standard 18-inch cabinets.

*15-inch Tilt-n-Fold™ griddle with traditional nonstick also available.*

### I. 22-inch Electric Slimline™ Griddle

This griddle's sleek, low-profile design makes it ideal for use as a buffet server as well as convenient to store. The extra-large 13- by 22-inch ceramic nonstick cooking surface is great for family meals and entertaining. The slide-out drip tray removes for easy cleaning.

*22-inch Electric Griddle with removable handles and textured ceramic nonstick cooking surface (black or warm-silver tone) also available.*

### J. Cool-touch electric Griddle/Warmer Plus

The Griddle/Warmer Plus features a multi-function tray that flips back to keep cooked foods warm, flips up for use as a spatter shield, swings forward to cover food for melting and steaming, and removes for use as a serving tray. Its 14- by 15-inch ceramic cooking surface holds more pancakes, eggs, and sandwiches than standard rectangular griddles.

*Also available in warm-silver.*

### K. Tilt'nDrain™ BigGriddle® cool-touch griddle

With a 15- by 19-inch ceramic nonstick grilling surface, the BigGriddle® cooks up to 12 pancakes, 12 slices of French toast, or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. Pull the special Tilt'nDrain™ handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, and hamburgers; push the handles in and the surface returns to the level position, ideal for eggs, pancakes, and French toast. The drip tray removes for easy cleaning.

### L. PanGogh® pancake art griddle

For family fun, the PanGogh® pancake art griddle is hard to beat. It not only prepares delicious pancakes but provides the perfect setting for the pancake artist's designs, complete with a canvas-colored ceramic nonstick coating and a four-sided cool-touch surround that doubles as a picture frame. The griddle comes with two fine-tipped and two standard-tipped bottles for the application of colored batter, along with a two-sided stick-free template for drawing adorable lion and ice cream cone shaped pancakes. Additional seasonal templates are available at www.PrestoPanGogh.com.

### M. Cool-touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch ceramic nonstick cooking surface that is ideal for any meal or appetizer. The griddle's protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

*Also available in 16-inch size.*

### N. Liddle Griddle® mini-griddle

The Liddle Griddle® is the perfect size for singles and couples. Its 8½- by 10½-inch ceramic nonstick cooking surface makes one or two servings with virtually all the convenience of a standard-sized griddle. It features a built-in grease well.






A

B

C

D

E

F

## Multi-Cookers

### A. Kitchen Kettle XL™ multi-cooker/steamer

This super-sized multi-cooker is exceptionally versatile. Its extra-wide base with ceramic nonstick finish is ideal for sautéing vegetables and browning meats. The multi-cooker's 10-quart capacity and tempered glass cover *(not shown)* enable it to easily steam seafood, vegetables, and rice, in addition to roasting pork, beef, and poultry. Other great uses include boiling pasta; cooking soups, stews, and casseroles; and deep frying chicken and fish. It even blanches fruits and vegetables when freezing and canning, conveniently freeing up stovetop space. The basket is included for steaming, blanching, and deep frying.

*Also available in 5- and 8-quart sizes. Options™ multi-cooker/steamer sold in a 6-quart size.*

## Deep Fryers

### B. GranPappy® electric deep fryer

With an efficient oil to food ratio, this deep fryer makes six cups of food with only six cups of oil. It is great for sizzling up a family-size batch of golden french fries, crispy chicken, and crunchy onion rings. The fryer's preset thermostat holds the ideal frying temperature automatically. A handy scoop that stirs, separates, lifts, drains, and serves is included, as well as a snap-on lid that permits oil storage in the fryer.

*FryDaddy® electric deep fryer, which makes four cups of food with four cups of oil, also available. Sold with green/gold accents as well.*

### C. DualDaddy® electric deep fryer

In addition to frying up to eight cups of food, this unique fryer features a handy divider that enables two different foods to fry at the same time. With the divider removed, the fryer's oval shape easily accommodates large pieces of chicken or fish while automatically maintaining the perfect frying temperature. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored in the fryer.

### D. CoolDaddy® cool-touch deep fryer

Fry up to six cups of food in this compact cool-touch deep fryer with adjustable thermostat. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. A replaceable charcoal filter helps to absorb frying odors. The pot removes for quick and easy cleaning.

### E. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This generous-sized 4.7-liter deep fryer with adjustable thermostat cooks up to 12 cups of food. It offers dual baskets providing the option of frying two foods at once. The baskets are oblong: the ideal shape for frying large pieces of chicken or fish. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery for perfect, crisp food every time. The cover *(not shown)* helps to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

*Also available in black stainless steel. A single basket fryer in a 3-liter size is available as well.*

### F. 1-liter Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, onion rings and more in this space-saving 1-liter size deep fryer with wire basket. It combines the beauty of a brushed stainless steel exterior with the fast, uniform heating from an anodized aluminum interior. The vented cover with built-in screen helps reduce odor and spattering.

## Popcorn Poppers

### G. PopLite® hot air popper

Pop with hot air, not oil, for a terrific low-fat snack! PopLite® pops regular or gourmet popping corn into delicious puffs of all-natural popcorn. Pops fast too, up to 18 cups of gourmet popcorn in less than 2½ minutes with virtually no unpopped kernels. The handy measuring scoop doubles as a butter melter. Built-in cord wrap makes the popper easy to store.

*Also available in white/aqua, red/black, and green/gold. Orville Redenbacher's* hot air popper by Presto (white/black) is also available.*

### H. PopLite® Plus hot air popper

This special PopLite® hot air popper features a patent pending design that enhances popping performance. It also offers a convenient push button on/off switch and a metal-cup butter melter for increased efficiency. The butter melter doubles as a measuring cup. A built-in cord wrap makes the unit easy to store. The popper pops up to 18 cups of gourmet corn in about 2½ minutes. Enjoy a low-fat, heart-healthy snack any time.

### I. Orville Redenbacher's* Fountain® Hot Air Popper by Presto

This unique hot air popper produces a fountain of fabulous popcorn. Specially engineered stainless steel restrictors help to optimize popping performance, making up to 20 cups in about 3½ minutes with virtually no unpopped kernels. The popper's lid snaps over the vents allowing the cover to conveniently double as a serving bowl. The base nests inside the cover for compact storage.

### J. PopLite® My Munch® hot air popper

The personal-size My Munch® makes the perfect quantity of popcorn for snacking and portion control—¼ cup of kernels for 8 cups of popped corn. It features a vented cover (with handle and snap-on lid) that doubles as a convenient serving bowl. The base with built-in cord wrap nests inside the cover for amazingly compact storage. Like Presto's other hot air poppers, the PopLite® My Munch® pops ultra-fast and produces large puffs of corn with virtually no unpopped kernels.

### K. Orville Redenbacher's* Stirring Popper by Presto

Pop great-tasting popcorn in this big six-quart electric stirring popper. It utilizes a scalloped stirring arm to evenly distribute kernels, assuring superb popping performance every time, and with virtually no unpopped kernels. A built-in butter melter distributes butter over corn as it pops. The popper's cover with snap-on lid doubles as a serving bowl, and the base nests inside the cover for compact storage. Its nonstick popping surface makes cleanup easy.

### L. Showtime™ gourmet oil popper

The same easy-to-store design as the My Munch® in a gourmet oil popper! Showtime™ pops with oil to make extra-delicious theater-style popcorn, producing up to 12 cups of large, fluffy puffs of corn with virtually no unpopped kernels. Snap the lid on the vented cover and it doubles as a portable serving bowl. The base nests neatly in the cover for easy storage. This unit also features a convenient front power switch/indicator light and built-in cord storage.

### M. Orville Redenbacher's* PowerPop® microwave multi-popper by Presto

This popper has proven itself as the microwave popper that really works! Its special PowerBase™ and PowerCup® concentrators combine to focus microwave energy so effectively that virtually every kernel pops. Pop with or without oil for popcorn the way you like it! It pops up to 3 quarts of delicious popcorn in as little as 2½ minutes. Popping bowl and cover are dishwasher safe.

** Orville Redenbacher's® is a registered trademark of ConAgra Foods RDM, Inc., used under license.*



Poplite
PRESTO
G

Poplite
PRESTO
H

Fountain
HOT AIR POPPER
Orville Redenbacher's
PRESTO
I

PRESTO
Poplite
J

Orville Redenbacher's
PRESTO
Stirring Popper
K

PRESTO
Showtime
Easy handling
Compact storage
L

PowerPop
Orville Redenbacher
M

 

Flips 180°

Built-in Tongs    Savory and Sweet

## Coffee Makers

### A.  12-cup Stainless Steel Coffee Maker

Brew great tasting coffee fast—about a cup a minute—in this automatic electric coffee maker. It makes 2 to 12 cups of flavorful coffee, then keeps it piping hot. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.
*6-cup Stainless Steel Coffee Maker also available.*

### B.  Cordless-serve 12-cup Stainless Steel Coffee Maker

Watch rich, flavorful coffee brew in the cordless-serve 12-cup Stainless Steel Coffee Maker. This sleek percolator combines all of the features of the classic stainless coffee maker with a clear viewing cover and a special power base. The coffee maker lifts off the base for convenient, cord-free pouring. When returned to the power base, it automatically keeps coffee serving-hot. The cord wraps inside the base for compact storage. Finished in contemporary matte black, this chic cordless coffee maker adds a modern touch to any kitchen.

## Waffle Makers

### C.  FlipSide® Belgian Waffle Maker

The FlipSide® waffle maker bakes an extra-large and thick Belgian waffle with the convenience of digital alerts and a timer. Its flip mechanism enables the unit to rotate 180°, cooking a 7-inch waffle with a crisp exterior and a fluffy, tender interior. After use, the flip mechanism locks the waffle maker in a vertical position for compact, space-saving storage. Heavy die-cast waffle grids with ceramic nonstick coating ensure fast heat-up, speedy cooking, perfect browning, and easy release.
*Also available in warm-silver.*

### D.  Flip Belgian Waffle Maker

The Flip Waffle Maker is a compact, easy-to-use option for singles, baking an extra-thick 5-inch Belgian waffle in minutes. Simply pour in the batter, close the cover, flip, and bake for a waffle that's crispy on the outside and tender on the inside. A brushed stainless steel top and an indicator light add sleek style and convenient operation. With the cord wrapped around the base and secured with the built-in cord clip, the waffle maker stands upright for easy storage.

### E.  Stuffler® stuffed waffle maker

Bake delicious Belgian-style waffles with savory or sweet foods inside. With the Stuffler®, waffles are no longer just for breakfast, but also make a tasty, hot lunch, hearty dinner, or delightful snack. Fill with eggs, cheese, meats, fruits, pie filling, candy, chocolate and more. Great for Keto diets too! The Stuffler® works with "from scratch" batter and commercial pancake, waffle, cake and muffin mixes. The rotating design flips 180° to spread batter evenly for crispy outside, tender inside stuffed waffles. Built-in tongs enable the user to easily lift, remove, and serve the waffle. The waffle maker locks in a vertical position with its cord retracted in the base for easy storage.

### F.  Belgian Waffle Bowl Maker

This waffle maker bakes a delightful bowl that is thick, fluffy, and tender. Drizzle it with syrup. Fill it with eggs, ham, hash browns, chili, fresh fruit, even ice cream for a delicious treat. It is easy to use. Simply pour your favorite waffle batter into the base, close the cover, and bake. Nonstick ceramic-coated grids assure easy removal and easy cleanup.

## ▶ Slow Cookers

### G, H.  Nomad® Traveling Slow Cookers

These traveling slow cookers are ideal for potlucks and buffets, as well as for tailgating and picnics. Available in two sizes: 8-quart (shown at G) and 6-quart (shown at H). The outer housing is not only cool-touch but also resembles and offers the benefits of a picnic cooler. Those benefits include a swing-up handle that enables one-handed transport, a rugged, wide-profile base that minimizes the possibility of tip-over, and a locking seal that assures virtually spill-proof transportation. An on-board, removable spoon rest provides a handy means to carry and store the serving utensil. These slow cookers produce generous slow-cooked meals or side dishes and are easy to clean. Each has a hinged cover and cooking pot that are removable and fully immersible. Additional features include a see-through glass lid, a white dry erase board and marker (enabling the user to identify the food inside), a convenient power light, and cord storage.

*8-quart Nomad® Traveling Slow Cooker also available in green/gold.*

## ▶ Specialty Appliances

### I.  Pizzazz® Plus rotating pizza oven

The Pizzazz® Plus features an open-oven design that bakes fresh or frozen pizza, regular or rising crust, to perfection. It also provides the ultimate in convenience for preparing delectable frozen foods such as chicken wings, jalapeño poppers, and fish fillets. Its rotating tray assures perfect, even baking. Separately controlled top and bottom heating elements enable custom results—from soft to crunchy crusts, and from lightly baked to delightfully browned tops. And it is fast—there is no preheating. It also saves up to 60% on energy use compared to conventional ovens. The removable nonstick baking pan wipes clean and is compact for easy storage.

*Also available with green/gold accents.*

### J.  Digital AirDaddy® 4.2 quart electric air fryer

Although classed as fryers, air fryers are convection ovens that bake rather than fry. The AirDaddy® uses convection heating to circulate hot air in every direction, producing delicious snacks that are crispy outside and tender inside. It also roasts, grills, and even bakes cakes and muffins. It is easy to operate too. The digital touch screen provides special presets for fries, meat, and chicken. Its unique rectangular shape uses space efficiently, enabling the user to prepare more food than conventional air fryers. The 4.2-quart basket is ideal for family-size batches and lifts out for easy serving. A removable drip pan catches any residue. Additional features include a 60-minute timer with automatic shut-off and built-in cord wrap storage. The basket and drip pan are fully immersible.

### K.  EverSharp® two-stage electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sport knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it to a razor-sharp edge. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

### L.  Professional EverSharp® three-stage electric knife sharpener

The three-stage EverSharp® sharpening system expertly sharpens kitchen and sport knives—even Santoku knives. A special blade selector allows the user to easily adjust the blade guides to the optimum sharpening angle for the specific knife being sharpened: thick for hunting knives, medium for standard and chef's kitchen knives, and thin for light blades such as fillet and paring knives. Coarse and medium Sapphirite™ grinding wheels create a precision angle and an extra-fine grit ceramic wheel polishes the blade to a razor-sharp edge.



G    H    I    J    K    L

 



Burger Press

Scrape and Flip

## ▶ Specialty Appliances and Accessories

### A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! It is easy to use and clean. Interchangeable slicing and shredding cones slip right in. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store as well.

### B. Professional SaladShooter® electric slicer/shredder

The Professional SaladShooter® features interchangeable cones for thick slices, ripple slices, medium shreds, and super shreds, plus a handy funnel guide that directs ingredients. The large food chamber holds whole potatoes for making hash browns. It is the perfect choice for shredding cheese! Slice fruits for salads and desserts. Make super shreds for stir-fry and coleslaw—and slice ripple cuts for beautiful vegetable trays. The adjustable food guide adapts to large or small loads.

### C, D. FreshDaddy® Electric Vacuum Sealers

The FreshDaddy® line of three vacuum sealers keeps food fresher five times longer than ordinary methods. Ideal for long-term preservation in the freezer of meats, fruits, vegetables, and leftover and also lengthens the time food stays fresh in the refrigerator. They vacuum/seal the bags used in sous vide cooking as well. Each sealer cuts, seals, and vacuum seals bags from roll material included with the product. Each also has the capability of vacuum sealing reusable zipper bags, and containers. The compact vacuum sealer shown at C offers the convenience of a top-mounted bag cutter. The premium unit, pictured at D, offers extra vacuuming power, digital controls, and a scale for portion control. It combines the ability to vacuum zipper bags and containers with

marination. A special marinate setting enables the user to complete the marinating process in a mere 30 minutes rather than overnight. A full line of FreshDaddy® accessories is also available, including rolls for making custom bags, reusable zipper bags in quart and gallon sizes, and a three-piece vacuum container set.

*FreshDaddy® deluxe electric vacuum sealer with on-board roll storage also available.*

### E. Smashula® Stainless Steel Burger Press and Spatula

Make delicious smash burgers at home with the Smashula® burger press. For a perfectly caramelized crust, smash burgers evenly until thin and flat. The extra-wide spatula easily loosens and flips the burger, then doubles as a grill scraper. Recommended for flat-top grills/griddles and large cast iron or stainless steel pans with low sidewalls. Smashula® includes a magnetic base that holds it upright between uses and a built-in bottle opener.

## ▶ Home Comfort

### F. HeatDish® Plus parabolic electric heater

The Presto® HeatDish® Plus Tilt parabolic heater tilts up to 45 degrees, providing comfort in most any position—high, low, or anywhere in between. The heater also tilts down for compact storage. The HeatDish® provides the feeling of three times the heat of a conventional heater and virtually instant warmth without first heating the room. It uses a third less energy and can pay for itself in less than a year. Other features include a convenient top-mounted control with an infinite range of heat settings; a warning buzzer that sounds if the heater is tipped; on-board cord wrap; and a carrying handle. Although the heater's styling is unique, it is clearly part of a long line of HeatDish® heaters. It bears the iconic recessed-bundt-cake-shaped grille, the instantly recognizable hallmark of the brand.

## Electric Pressure Cooker

### G. 6-quart Programmable Electric Pressure Cooker Plus

An electric pressure cooker and slow cooker in one! Cook meat, fish, chicken, vegetables, beans, rice, grains, even desserts. It is fast and easy, just set and the rest is automatic. Select function settings for high pressure, low pressure, slow cook, brown, sauté, and keep warm. The Electric Pressure Cooker Plus features 19 programmed settings including 12 pressure cooking presets that maintain the proper pressure automatically. It features digital controls and an LED display that counts down the remaining cooking time. When the timer signals that cooking is complete, the cooker switches to keep warm to let the pressure release on its own, or the user can activate the valve lever for quick pressure release. The nonstick pot is removable and dishwasher safe.

## Stovetop Pressure Cookers

Presto® Pressure Cookers are the ideal cooking tool for today's busy lifestyle. Soup, meat, poultry, fish, rice, vegetables, even appetizers and desserts cook to perfection in minutes—three to ten times faster than ordinary cooking methods. Cookers are available in both polished aluminum and gleaming stainless steel.

### H. 8-Quart Aluminum Pressure Cooker

This 8-quart pressure cooker is generously proportioned to cook up a giant pot of soup or a family-sized meal in a hurry. Durable aluminum construction provides quick and even heating. It is easy and safe to use—the cover lock indicator shows at a glance if there is pressure inside the cooker and prevents the cover from being opened until pressure is safely reduced. When its handy rack is in place, several foods can be cooked at once with no intermingling of flavors, colors or odors.

*4- and 6-quart sizes also available.*

### I. 6-Quart Deluxe Stainless Steel Pressure Cooker

Sleek and modernly styled, this 6-quart pressure cooker offers the same speed, efficiency, and safety of its aluminum counterpart. It features the long-lasting beauty of gleaming stainless steel. With its tri-clad, impact-welded base, uniform heat distribution is assured.

### J. 6-Quart Stainless Steel Pressure Cooker

The traditional 6-quart pressure cooker is crafted of gleaming stainless steel with a special tri-clad base—a layer of aluminum between two layers of stainless steel, that ensures fast, even heating. Like all Presto® stainless steel pressure cookers, it makes delicious meals and desserts and works on electric, smooth-top, gas, and induction ranges.

*Traditionally styled 4-quart size stainless steel model also available.*

## Cooking Accessory

### K. Electronic Digital Timer

Easy to set and simple to use! This digital timer counts down from any time up to 99 minutes and 59 seconds with an alarm that signals when time is up. The count-up feature allows it to be used as a stopwatch with an easy-to-read digital display. Its memory feature stores the last time setting. The timer operates on one AAA battery, included.




PRESSURE CAN
PUT REGULATOR ON
BOILING WATER CAN
WARM VENT HEAT CAN COOL DONE
INSERT JARS
CANNING
FILL JARS
Digital Display
Extra Tall
WORKS ON GAS, ELECTRIC, SMOOTH-TOP & INDUCTION RANGES!
INDUCTION
A
B
C
D
E

## Pressure Canners

Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. Presto® pressure canners also double as boiling water canners for preserving fruits, jams, jellies, pickles, and salsa. They are available in both digital and stovetop models.

### A, B. Presto Precise® Digital Pressure Canners

The Presto Precise® canners are the first digital pressure canners to meet USDA guidelines for safely processing low-acid foods such as meat, poultry, fish, and vegetables. Available in 12- and 17-quart sizes, they provide the benefits of precision and automation for pressure and boiling water canning. The extra height of the 17-quart model (shown at B) provides the additional space required for processing quart jars for boiling water canning. The digital canners control temperature rather than pressure, providing assurance that the temperature that is recommended by the USDA to kill harmful bacteria is maintained for the requisite time during processing. When pressure canning,  no adjustments are required for higher elevations. The digital interface guides the user through each pressure canning and boiling water canning step: jar heating, venting, automated processing, and cool down. There is no need to watch or adjust settings. In addition, heat is held inside the canner keeping the kitchen cooler. The canners are sleekly handsome and include a removable pot, instruction/recipe book, quickstart quide, and canning rack.

### C, D. Stovetop Pressure Canners with Pressure Dial Gauge

Presto® Pressure Canners are available in both 23- and 16-quart sizes for convenient home canning of vegetables, fruits, meats, and seafood. There are two models of the 23-quart canner—one for traditional electric, smooth top, and gas ranges and one that also can be used on induction ranges. Induction ranges require special cookware. The induction model (shown at C) features a stainless steel-clad base that enables it to be used both on induction and traditional ranges. The standard 16-quart liquid capacity pressure canner is shown at D. All PRESTO® stovetop canners are constructed of strong, warp-resistant aluminum for fast, even heating. Each has an air vent/cover lock that allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced.

*Also available without dial gauge in 16-quart liquid capacity size.*

## Canning Accessory

### E. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. The kit includes a digital timer, canning funnel, combination bubble remover/lid lifter, jar lifter, jar wrench, and kitchen tongs. The timer counts down processing times from any setting up to 99 minutes and 59 seconds. It also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.

*Premium Canning Kit also available.*

## Dehydrators

### F.  Dehydro™ Digital Electric Food Dehydrator

Make authentic jerky, yummy fruit rolls and preserve fruits, vegetables, seeds, and herbs naturally, deliciously and conveniently with the Dehydro™ dehydrator. This digital model comes with six drying trays (expandable to 12), and a variety of dehydrating accessories including two fruit roll sheets and two nonstick mesh screens. Airflow is optimized to assure even drying on each drying tray; no tray rotation is needed. The digital thermostat and timer allow the selection of precise drying times and temperatures. The dehydrator shuts off automatically at the set time, preventing over-drying. Choose from any drying temperature from 90° to 165°F and any drying time up to 48 hours. A see-through cover enables convenient, visual monitoring. The patented tray system features both generous drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 40%. The cord stores in the base for added convenience.

### G.  Dehydro™ Electric Food Dehydrator

The Dehydro™ 4-tray electric dehydrator offers a top-mounted fan that provides consistent air flow for optimum drying and requires no tray rotation. It is ideal for making jerky from meat or poultry and expands to 8 trays for extra drying capacity. The Dehydro™ dehydrates in-season fruits and vegetables for tasty snacks and ready-to-use ingredients when making soups, stews, and casseroles. It even makes pet treats. Like its digital counterpart, its patented storage design offers ample drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 22%. The cord stores neatly in the cover.

## Dehydrator Accessories

### H.  Fruit Roll Sheets

These sheets are ideal for making homemade fruit rolls and strips from puréed fresh, frozen, or canned fruit.  It is an easy and delicious way to make kid-pleasing fruit snacks that are not only healthy, but also free from additives or preservatives.

### I.  Nonstick Mesh Screens

Screens are a must when drying foods with ultra-high shrink-age rates, such as carrot rounds, herbs, rhubarb, and berries as well as foods that become sticky during drying (bananas and tomatoes). These nonstick mesh screens prevent drying foods from falling through the tray grates and enable easy removal when drying is complete.

### J.  Jerky Gun

Use this jerky gun kit to make great-tasting homemade jerky from ground beef, venison, and other meats. The gun's wide chamber is easy to load and holds one pound of seasoned meat. It dispenses strips or sticks that are perfect for drying. The kit includes three interchangeable nozzles for wide strips, dual strips, and round sticks. Jerky gun and nozzles are dishwasher safe.



Compact Storage

Compact Storage

F

G

H

I

J

 

## National Presto Industries, Inc.
## Consolidated Balance Sheets

*(Dollars in thousands except share and per share data)*

| DECEMBER 31 | 2025 | | 2024 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | | $ 3,252 | | $ 17,663 |
| Marketable securities | | 503 | | 5,010 |
| Accounts receivable | $ 85,282 | | $ 62,506 | |
| Less allowance for doubtful accounts | 243 | 85,039 | 217 | 62,289 |
| Inventories: | | | | |
| Finished goods | 32,272 | | 38,351 | |
| Work in process | 249,741 | | 219,154 | |
| Raw materials and supplies | 24,960 | 306,973 | 20,494 | 277,999 |
| Notes receivable, current | | 208 | | 600 |
| Income tax receivable | | 3,959 | | – |
| Other current assets | | 3,129 | | 3,100 |
| Total current assets | | 403,063 | | 366,661 |
| PROPERTY, PLANT AND EQUIPMENT: | | | | |
| Land and land improvements | 4,382 | | 3,622 | |
| Buildings | 80,716 | | 57,581 | |
| Machinery and equipment | 53,400 | | 53,331 | |
| | 138,498 | | 114,534 | |
| Less allowance for depreciation and amortization | 74,562 | 63,936 | 71,297 | 43,237 |
| GOODWILL | | 19,433 | | 19,433 |
| INTANGIBLE ASSETS, net | | 2,262 | | 3,777 |
| RIGHT-OF-USE LEASE ASSETS | | 9,441 | | 9,962 |
| DEFERRED INCOME TAXES | | 2,594 | | 10,327 |
| | | $500,729 | | $453,397 |
| **LIABILITIES** | | | | |
| CURRENT LIABILITIES: | | | | |
| Accounts payable | | $ 45,956 | | $ 44,625 |
| Line of credit | | 23,624 | | – |
| Federal and state income taxes | | – | | 4,680 |
| Lease liabilities | | 516 | | 564 |
| Accrued liabilities | | 24,855 | | 24,567 |
| Total current liabilities | | 94,951 | | 74,436 |
| LEASE LIABILITIES - NON-CURRENT | | 8,925 | | 9,397 |
| FEDERAL AND STATE INCOME TAXES - NON-CURRENT | | 1,718 | | 1,937 |
| Total liabilities | | 105,594 | | 85,770 |
| **COMMITMENTS AND CONTINGENCIES** | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, $1 par value: | | | | |
| Authorized: 12,000,000 shares at December 31, 2025 and 2024 | | | | |
| Issued: 7,440,518 shares at December 31, 2025 and 2024 | | | | |
| Outstanding: 7,123,717 and 7,105,595 shares at December 31, 2025 and 2024, respectively | $ 7,441 | | $ 7,441 | |
| Paid-in capital | 18,426 | | 17,298 | |
| Retained earnings | 379,599 | | 353,659 | |
| Accumulated other comprehensive income | 6 | | 35 | |
| | 405,472 | | 378,433 | |
| Less treasury stock, at cost, 316,801 and 334,923 shares at December 31, 2025 and 2024, respectively | 10,337 | | 10,806 | |
| Total stockholders' equity | | 395,135 | | 367,627 |
| | | $500,729 | | $453,397 |

*The accompanying notes are an integral part of the Consolidated Financial Statements.*

# National Presto Industries, Inc.
## Consolidated Statements of Comprehensive Income

*(In thousands except per share data)*

| FOR THE YEARS ENDED DECEMBER 31 | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net sales | $503,524 | $388,228 | $340,912 |
| Cost of sales | 423,199 | 309,662 | 273,460 |
| Gross profit | 80,325 | 78,566 | 67,452 |
| Selling and general expenses | 35,868 | 31,838 | 30,784 |
| Intangibles amortization | 1,515 | 1,515 | 1,635 |
| Impairment of vendor deposit | 2,701 | – | – |
| Operating profit | 40,241 | 45,213 | 35,033 |
| Other income | 1,878 | 5,457 | 7,398 |
| Earnings before provision for income taxes | 42,119 | 50,670 | 42,431 |
| Provision for income taxes | 9,035 | 9,210 | 7,872 |
| Net earnings | $ 33,084 | $ 41,460 | $ 34,559 |
| | | | |
| Weighted average common shares outstanding: | | | |
| Basic and diluted | 7,147 | 7,128 | 7,106 |
| | | | |
| Earnings per share, basic and diluted: | | | |
| Net earnings per share | $    4.63 | $    5.82 | $    4.86 |
| | | | |
| Comprehensive income: | | | |
| Net earnings | $ 33,084 | $ 41,460 | $ 34,559 |
| Other comprehensive income, net of tax: | | | |
| Unrealized gain (loss) on available-for-sale securities, net of tax | (29) | 13 | 125 |
| Comprehensive income | $ 33,055 | $ 41,473 | $ 34,684 |

*The accompanying notes are an integral part of the Consolidated Financial Statements.*

 

National Presto Industries, Inc.
## Consolidated Statements of Cash Flows

*(In thousands)*

| FOR THE YEARS ENDED DECEMBER 31 | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net earnings | $33,084 | $41,460 | $34,559 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Provision for depreciation | 3,621 | 3,531 | 4,372 |
| Intangibles amortization | 1,515 | 1,515 | 1,635 |
| Deferred income tax (benefit) | 7,741 | (4,528) | (1,190) |
| Provision for doubtful notes and accounts receivable | 66 | (285) | 285 |
| (Gain) loss on disposal of property, plant and equipment | 13 | – | (7) |
| Loss on impairment of vendor deposit | 2,701 | – | – |
| Noncash retirement plan expense | 1,008 | 904 | 863 |
| Gain on sale of subsidiary | (253) | – | (351) |
| Other | 230 | 856 | 591 |
| Changes in operating accounts: | | | |
| Accounts receivable, net | (22,902) | (13,277) | 20,337 |
| Inventories | (29,028) | (87,579) | (38,627) |
| Other assets and current assets | (28) | 2,122 | 2,137 |
| Accounts payable and accrued liabilities | 1,734 | 390 | 18,288 |
| Federal and state income taxes payable | (8,639) | 1,465 | 2,497 |
| Net cash provided by (used in) operating activities | (9,137) | (53,426) | 45,389 |
| **Cash flows from investing activities:** | | | |
| Marketable securities purchased | – | (5,432) | (47,709) |
| Marketable securities – maturities and sales | 4,477 | 26,891 | 46,243 |
| Purchase of property, plant and equipment | (27,034) | (7,531) | (1,840) |
| Proceeds from notes receivable | 403 | 1,037 | 627 |
| Proceeds from sale of subsidiary | 278 | – | 2,000 |
| Proceeds from insurance claim | – | – | 232 |
| Net cash provided by (used in) investing activities | (21,876) | 14,965 | (447) |
| **Cash flows from financing activities:** | | | |
| Proceeds from line of credit | 192,563 | 8,000 | – |
| Payments on line of credit | (168,939) | (8,000) | – |
| Dividends paid | (7,142) | (32,029) | (28,385) |
| Proceeds from sale of treasury stock | 120 | 513 | 429 |
| Other | – | (17) | (40) |
| Net cash provided by (used in) financing activities | 16,602 | (31,533) | (27,996) |
| Net increase (decrease) in cash and cash equivalents | (14,411) | (69,994) | 16,946 |
| Cash and cash equivalents at beginning of year | 17,663 | 87,657 | 70,711 |
| Cash and cash equivalents at end of year | $ 3,252 | $ 17,663 | $ 87,657 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid during the year for: | | | |
| Income taxes | $ 10,184 | $ 11,971 | $ 6,837 |
| Interest on line of credit | 832 | 2 | – |

*The accompanying notes are an integral part of the Consolidated Financial Statements.*

# National Presto Industries, Inc.
## Consolidated Statements of Stockholders' Equity

*(In thousands except per share data)*

| | SHARES OF COMMON STOCK OUTSTANDING | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS | ACCUMULATED COMPREHENSIVE INCOME (LOSS) | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|---|---|
| Balance December 31, 2022 | 7,063 | $7,441 | $14,799 | $338,071 | $(103) | $(12,156) | $348,052 |
| Net earnings | – | – | – | 34,559 | – | – | 34,559 |
| Unrealized gain on available-for-sale securities, net of tax | – | – | – | – | 125 | – | 125 |
| Dividends paid March 15, $1.00 per share regular, $3.00 per share extra | – | – | – | (28,385) | – | – | (28,385) |
| Other | 19 | – | 1,232 | – | – | 673 | 1,905 |
| Balance December 31, 2023 | 7,082 | 7,441 | 16,031 | 344,245 | 22 | (11,483) | 356,256 |
| Net earnings | – | – | – | 41,460 | – | – | 41,460 |
| Unrealized gain on available-for-sale securities, net of tax | – | – | – | – | 13 | – | 13 |
| Dividends paid March 15, $1.00 per share regular, $3.50 per share extra | – | – | – | (32,029) | – | – | (32,029) |
| Other | 23 | – | 1,267 | (17) | – | 677 | 1,927 |
| Balance December 31, 2024 | 7,105 | 7,441 | 17,298 | 353,659 | 35 | (10,806) | 367,627 |
| Net earnings | – | – | – | 33,084 | – | – | 33,084 |
| Unrealized loss on available-for-sale securities, net of tax | – | – | – | – | (29) | – | (29) |
| Dividends paid March 15, $1.00 per share regular | – | – | – | (7,142) | – | – | (7,142) |
| Other | 18 | – | 1,128 | (2) | – | 469 | 1,595 |
| Balance December 31, 2025 | 7,123 | $7,441 | $18,426 | $379,599 | $ 6 | $(10,337) | $395,135 |

*The accompanying notes are an integral part of the Consolidated Financial Statements.*

 

## National Presto Industries, Inc.

### A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**(1) Use of Estimates in the Preparation of Financial Statements:**
In preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

**(2) Basis of Presentation:**
The Consolidated Financial Statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

**(3) Fair Value of Financial Instruments:**
The Company utilizes the methods of determining fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, notes receivable, accounts payable, line of credit, and certain accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.The fair value of marketable securities are discussed in Note A(6).

**(4) Cash, Cash Equivalents and Marketable Securities:**
**Cash and Cash Equivalents:** The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $6,603,000 and $3,067,000 at December 31, 2025 and 2024, respectively, are included as reductions of cash and cash equivalents or book overdrafts in accounts payable, as appropriate.

**Marketable Securities:** The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

At December 31, 2025 and 2024, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's marketable securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar securities, recently executed transactions, broker quotations, and other inputs that are observable.

| (In thousands) | MARKETABLE SECURITIES | | | |
| --- | --- | --- | --- | --- |
| | AMORTIZED COST | FAIR VALUE | GROSS UNREALIZED GAINS | GROSS UNREALIZED LOSSES |
| **December 31, 2025** | | | | |
| Certificates of Deposit | 496 | 503 | 7 | – |
| Total Marketable Securities | $ 496 | $ 503 | $7 | $ – |
| **December 31, 2024** | | | | |
| Certificates of Deposit | 4,965 | 5,010 | 45 | – |
| Total Marketable Securities | $4,965 | $5,010 | $45 | $ – |

Proceeds from sales and maturities of marketable securities totaled $4,477,000 in 2025, $26,891,000 in 2024, and $46,243,000 in 2023. There were no realized gross gains or losses related to sales of marketable securities during the years ended December 31, 2025, 2024 and 2023. Net unrealized gains (losses) included in other comprehensive income were ($37,000), $17,000 and $158,000 before taxes for the years ended December 31, 2025, 2024, and 2023, respectively. No unrealized gains or losses were reclassified out of accumulated other comprehensive income during the same periods.

The contractual maturities of the marketable securities held at December 31, 2025 are as follows: $496,000 within one year.

**(5) Accounts Receivable:**
The Company's accounts receivable is related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 25 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The Company maintains an allowance for estimated expected credit losses resulting from the inability of customers to meet their financial obligations to the Company. The allowance is determined based on

the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions. The Company also maintains an allowance for customer chargebacks, which is determined based on the Company's historical experience with customers.

### (6) Inventories:

Housewares/Small Appliance and Safety segment finished goods inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Defense segment inventories are stated at the lower of cost and net realizable value determined principally on the first-in, first-out (FIFO) method. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales, utilizing a standard costing type method. The Company evaluates inventories to determine if there are any excess or obsolete inventories on hand.

### (7) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Straight-line depreciation is primarily provided in amounts sufficient to charge the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long-lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2025, net property, plant and equipment included $5,855,000 related to leased manufacturing and office space. See Note M. Approximately $558,000 and $5,354,000 of construction in progress in the Company's Defense segment is presented on the Consolidated Balance Sheet as Buildings, at December 31, 2025 and 2024, respectively.

Depreciation expense was $3,621,000, $3,531,000, and $4,372,000 during the years ended December 31, 2025, 2024, and 2023, respectively.

### (8) Goodwill:

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized when the carrying value of the reporting unit is greater than the fair value of the reporting unit. There was no goodwill impairment recognized during 2025, 2024, and 2023. Total accumulated goodwill impairment losses were $3,382,000 as of December 31, 2025.

The Company's goodwill was $19,433,000 as of December 31, 2025 and 2024, all of which related to the Defense segment, $7,948,000 of which is non-deductible for income tax purposes. There have been no additions or impairments recognized for goodwill in the Defense segment for the years then ended.

### (9) Intangible Assets:

Intangible assets are attributable to the Defense and Safety segments, primarily consist of the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software, and are amortized on a straight-line basis that approximates economic use, over periods ranging from 2 to 15 years with the exception of trade secrets which have an indefinite life.

Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company utilizes discounted cash flow models to determine their fair values. There was no impairment of intangible assets recognized during 2025 and 2024.

The following shows the gross carrying amounts of the intangible assets and accumulated amortization at December 31, 2025 and 2024:

| (In thousands) | INTANGIBLE ASSETS | | | |
|---|---|---|---|---|
| | TECHNOLOGY SOFTWARE AND OTHER | CONTRACTS/ CONSUMER RELATIONSHIPS | TRADE SECRETS | TOTAL |
| **December 31, 2025** | | | | |
| Gross Carrying Amount | $290 | $6,058 | $1,000 | $7,348 |
| Accumulated Amortization | (290) | (4,796) | – | (5,086) |
| Net intangible assets | $ – | $1,262 | $1,000 | $2,262 |
| **December 31, 2024** | | | | |
| Gross Carrying Amount | $290 | $6,058 | $1,000 | $7,348 |
| Accumulated Amortization | (290) | (3,281) | – | (3,571) |
| Net intangible assets | $ – | $2,777 | $1,000 | $3,777 |

The Company estimates it will record amortization expense for the succeeding years as follows:

| YEARS ENDING DECEMBER 31 | (In thousands) |
|---|---|
| 2026 | $1,262 |
| | $1,262 |

Amortization expense was $1,515,000, $1,515,000, and $1,635,000 during the years ended December 31, 2025, 2024, and 2023, respectively.

### (10) Other Assets:

Other assets includes prepayments and deposits that are made from time to time by the Company for certain materials used in the manufacturing process in the Housewares/Small Appliance and Safety segments. As of

 

December 31, 2025 and 2024, $2,009,000 and $2,929,000 of such prepayments, respectively, remained unused and outstanding, and are included in Other Current Assets, representing the Company's best estimate of the expected utilization of the prepayments and related materials during the twelve-month periods following those dates.

**(11) Revenues:**

The Company's revenues are derived from short-term contracts and programs that are typically completed within 3 to 42 months and are recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The Company's contracts generally contain one or more performance obligations: the physical delivery of distinct ordered product or products. The Company provides an assurance type product warranty on its products to the original owner. In addition, for the Housewares/Small Appliances segment, the Company estimates returns of seasonal products and returns of newly introduced products sold with a return privilege. Stand-alone selling prices are set forth in each contract and are used to allocate revenue to the corresponding performance obligations. For the Housewares/Small Appliances segment, contracts include variable consideration, as the prices are subject to customer allowances, which principally consist of allowances for cooperative advertising, defective product, and trade discounts. Customer allowances are generally allocated to the performance obligations based on budgeted rates agreed upon with customers, as well as historical experience, and yield the Company's best estimate of the expected value for the variable consideration.

The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's business essentially depends on the product needs and governmental funding of the DOD. Substantially all of the work performed by the Defense segment directly or indirectly for the DOD is performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor.

For the Housewares/Small Appliance and Safety segments, revenue is generally recognized as the completed, ordered product is shipped to the customer from the Company's warehouses. For the situations in which revenue should be recognized when product is received by the customer, the Company adjusts revenue accordingly. For the Defense segment, revenue is primarily recognized when the customer has legal title and formally documents that it has accepted the products. There are also certain termination clauses in Defense segment contracts that may give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product.

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable, and customer advances and deposits (contract liabilities) on the Company's Consolidated Balance Sheets. For the Defense segment, the Company occasionally receives advances or deposits from certain customers before revenue is recognized, resulting in contract liabilities. These advances or deposits do not represent a significant financing component. As of December 31, 2025 and 2024, $9,230,000 and $7,345,000, respectively, of contract liabilities were included in Accrued Liabilities on the Company's Consolidated Balance Sheets. During 2025, 2024, and 2023, the Company recognized revenue of $7,110,000, $9,564,000 and $326,000, respectively, that was included in the Defense segment contract liability at the beginning of those respective years. The Company monitors its estimates of variable consideration, which includes customer allowances for cooperative advertising, defective product, and trade discounts, and returns of seasonal and newly introduced product, all of which pertain to the Housewares/Small Appliances segment, and periodically makes cumulative adjustments to the carrying amounts of these contract liabilities as appropriate. During 2025, 2024, and 2023, there were no material adjustments to the aforementioned estimates. There were no material amounts of revenue recognized during the same periods related to performance obligations satisfied in a previous period. The portion of contract transaction prices allocated to unsatisfied performance obligations, also known as the contract backlog, in the Company's Defense segment were $1,747,809,000 and $1,085,612,000 as of December 31, 2025 and 2024, respectively. The Company anticipates that the unsatisfied performance obligations will be fulfilled in an 18- to 42-month period. The performance obligations in the Housewares/Small Appliances and Safety segments have original expected durations of less than one year.

The Company's principal sources of revenue are derived from two segments: Housewares/Small Appliance and Defense, as shown in Note L. Management utilizes the performance measures by segment to evaluate the financial performance of and make operating decisions for the Company.

**(12) Advertising:**

The Company's policy is to expense advertising as incurred and include it in selling and general expenses. Advertising expense was $73,000, $251,000 and $226,000 in 2025, 2024, and 2023, respectively.

**(13) Product Warranty:**

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

| | (In thousands) | |
|---|---|---|
| YEAR ENDED DECEMBER 31 | 2025 | 2024 |
| Beginning balance January 1 | $ 88 | $ 366 |
| Accruals during the period | 3,670 | 1,021 |
| Charges / payments made under the warranties | (3,271) | (1,299) |
| Balance December 31 | $ 487 | $ 88 |

## (14) Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

## (15) Income Taxes:

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Valuation allowances are provided for deferred tax assets when it is considered more likely than not that the Company will not realize the benefit of such assets. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes*. See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities. The Company evaluates its uncertain tax positions as new information becomes available.

## (16) Recently Issued and Adopted Accounting Pronouncements:

The Company assesses the impacts of adopting recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements, and updates previous assessments, as necessary, from the Company's Yearly Report on Form 10-K for the year ended December 31, 2025.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a company's effective tax rate reconciliation and provision for income taxes, as well as information on income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted this ASU during the year ended December 31, 2025, resulting in additional income tax disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. As revised by ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, the provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. With the exception of expanding disclosures to include more granular income statement expense categories, the Company does not expect the adoption of ASU 2024-03 will have a material effect on its consolidated financial statements taken as a whole.

## B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $31,493,000 and $35,301,000 as of December 31, 2025 and 2024, respectively, and consists of Housewares/Small Appliance finished goods, as well as, certain Safety segment inventories as of December 31, 2025. Under LIFO, inventories are valued at approximately $12,827,000 and $6,901,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024, and 2023, $4,199,000, $703,000 and $3,575,000, respectively, of LIFO layers were liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance and Safety segments.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

| | Increase (Decrease) – (In thousands except per share data) | | |
|---|---|---|---|
| YEAR | COST OF SALES | NET EARNINGS | EARNINGS PER SHARE |
| 2025 | $(5,926) | $ 4,735 | $ 0.66 |
| 2024 | $ 2,576 | $(2,053) | $(0.29) |
| 2023 | $ (228) | $ 186 | $ 0.03 |

This information is provided for comparison with companies using the FIFO basis.

Inventory for the Defense segment, certain products for the Safety segment, and raw materials and certain prepaid products of the Housewares/Small Appliance segment are valued under the FIFO method and total $275,480,000 and $242,699,000 at December 31, 2025 and 2024, respectively. At December 31, 2025, the FIFO total was comprised of $779,000 of finished goods, $249,741,000 of work in process, and $24,960,000 of raw material. At December 31, 2024, the FIFO total was comprised of $3,051,000 of finished

 

goods, $219,154,000 of work in process, and $20,494,000 of raw material.

## C. ACCRUED LIABILITIES:

At December 31, 2025, accrued liabilities consisted of payroll $8,532,000, contract liabilities $9,230,000 (see Note A(13)), product liability $5,029,000, payroll taxes $293,000, environmental $925,000, and other $847,000. At December 31, 2024, accrued liabilities consisted of payroll $9,761,000, contract liabilities $7,345,000 (see Note A(13)), product liability $4,982,000, payroll taxes $361,000, environmental $925,000, and other $1,192,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and estimated incurred but unreported claims in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

## D. TREASURY STOCK:

As of December 31, 2025, the Company has authority from the Board of Directors to reacquire an additional 495,030 shares. During 2025, 2024, and 2023, 1,567, 415, and 569 shares, respectively, were acquired from participants in the Company's Incentive Compensation Plans described in Note F to cover those participants' tax withholding obligations related to vested stock grants in accordance with the Plans' rules. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

## E. NET EARNINGS PER SHARE:

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share also includes the dilutive effect of additional potential common shares issuable. Unvested stock awards, which contain non-forfeitable rights to dividends, whether paid or unpaid ("participating securities"), are included in the number of shares outstanding for both basic and diluted earnings per share calculations.

## F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010 and the 2017 Incentive Compensation Plan approved by shareholders on May 16, 2017, which authorized 50,000 and 150,000 shares, respectively, to be available for grants. The 2017 plan replaced the original 2010 plan, and the shares

remaining under the 2010 plan are no longer available for grant. The Compensation Committee of the Company's Board of Directors approves all stock-based compensation awards for employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

During 2025, 2024, and 2023, the Company granted 7,444 shares, 4,228 shares, and 1,487 shares of restricted stock, respectively, to 30 employees and executive officers of the Company. Unless otherwise vested early in accordance with the Incentive Compensation Plans, the restricted stock vests on specified dates in 2026 through 2030, subject to the recipients' continued employment or service through each applicable vesting date.

The Company recognized pre-tax compensation expense in the Consolidated Statements of Comprehensive Income related to stock-based compensation of $575,000, $491,000, and $613,000 in 2025, 2024, and 2023, respectively. As of December 31, 2025, there was approximately $1,127,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a weighted-average period of 3.3 years. There were 7,844, 3,234, and 4,109 shares of restricted stock that vested during 2025, 2024, and 2023, respectively.

The following table summarizes the activity for non-vested restricted stock:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | SHARES | WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE | SHARES | WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE | SHARES | WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE |
| Non-vested at beginning of period | 30,665 | $83.60 | 29,671 | $88.37 | 32,336 | $89.49 |
| Granted | 7,444 | 99.97 | 4,228 | 78.78 | 1,487 | 77.03 |
| Vested | (7,844) | 89.75 | (3,234) | 121.11 | (4,109) | 68.46 |
| Forfeited | – | – | – | – | (43) | 93.29 |
| Non-vested at end of period | 30,265 | $86.03 | 30,665 | $83.60 | 29,671 | $88.37 |

## G. 401(K) PLAN:

The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from treasury stock, including the Company's related cash dividends, totaled $1,129,000 in 2025, $1,417,000 in 2024, and $1,292,000 in 2023. In addition, the Company made cash contributions of $1,074,000 in 2025, $978,000 in 2024, and $936,000 in 2023 to the 401(k) Plan. The Company also contributed $387,000, $392,000, and $417,000 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2025, 2024, and 2023, respectively.

## H. INCOME TAXES:

The following table summarizes the provision for income taxes:

| | (In thousands) | | |
|---|---|---|---|
| FOR YEARS ENDED DECEMBER 31 | 2025 | 2024 | 2023 |
| Current: | | | |
| Federal | $ 592 | $12,299 | $9,314 |
| State | 702 | 1,439 | (252) |
| | 1,294 | 13,738 | 9,062 |
| Deferred: | | | |
| Federal | 7,350 | (4,486) | (1,509) |
| State | 391 | (42) | 319 |
| | 7,741 | (4,528) | (1,190) |
| Total tax provision | 9,035 | $ 9,210 | $7,872 |

The income taxes paid (net of refunds received) by the Company are as follows:

| | (In thousands) | | |
|---|---|---|---|
| YEARS ENDED DECEMBER 31 | 2025 | 2024 | 2023 |
| Federal | $ 9,080 | $11,420 | $6,710 |
| State | 1,083 | 530 | 109 |
| Foreign | 21 | 21 | 18 |
| Total income taxes paid (net of refunds received) | $10,184 | $11,971 | $6,837 |

The amount of income taxes paid (net of refunds received) did not exceed 5 percent of total income taxes paid (net of refunds received) in any state or foreign jurisdiction for the years ended December 31, 2025, 2024 and 2023.

The effective rate of the provision for income taxes on earnings before income taxes as shown in the Consolidated Statements of Comprehensive Income differs from the applicable statutory federal income tax rate for the following reasons:

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

| (In thousands) | 2025 | 2024 |
|---|---|---|
| **Deferred tax assets** | | |
| State NOL and tax credit carryforwards | $2,370 | $ 2,091 |
| Lease liabilities | 2,107 | 2,286 |
| Vacation | 1,004 | 979 |
| Inventory | 994 | 3,215 |
| Insurance (primarily product liability) | 968 | 1,089 |
| Research and development expenses | – | 5,630 |
| Other | 917 | 981 |
| Subtotal | 8,360 | 16,271 |
| Less: valuation allowance | 1,839 | 1,599 |
| Total deferred tax assets | 6,521 | 14,672 |
| **Deferred tax liabilities** | | |
| Right-to-use lease asset | 2,107 | 2,286 |
| Goodwill and other intangibles | 1,256 | 1,469 |
| Depreciation | 562 | 581 |
| Deferred revenue | 2 | 9 |
| Total deferred tax liabilities | 3,927 | 4,345 |
| **Net deferred tax assets** | $2,594 | $10,327 |

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The Company believes it is more likely than not that the benefit from certain state NOL and tax credit carryforwards will not be realized. A significant factor of objective negative evidence evaluated was the cumulative losses incurred in the Safety segment over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider subjective evidence, such as projections for future growth.

On the basis of this evaluation, as of December 31, 2025 and 2024, valuation allowances of $1,839,000 and $1,599,000, respectively, have been provided on the deferred tax assets

| | PERCENT OF PRE-TAX INCOME | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | Amount (in thousands) | Percent | Amount (in thousands) | Percent | Amount (in thousands) | Percent |
| U.S. federal statutory tax rate | $8,845 | 21.0% | $10,641 | 21.0% | $8,911 | 21.0% |
| State and local income taxes, net of federal income tax effect (a) | 988 | 2.3% | 1,493 | 2.9% | 404 | 0.9% |
| Tax credits Research and development tax credits | (449) | (1.1%) | (474) | (0.9%) | (567) | (1.3%) |
| Changes in unrecognized tax benefits | (494) | (1.2%) | (891) | (1.8%) | (481) | (1.1%) |
| Other adjustments Adjustments for prior year estimates | 160 | 0.4% | (1,451) | (2.9%) | (274) | (0.6%) |
| Other | (15) | 0.0% | (108) | (0.2%) | (121) | (0.3%) |
| Effective tax rate | $9,035 | 21.4% | $9,210 | 18.1% | $7,872 | 18.6% |

(a) State taxes in Mississippi and Arkansas for 2025 and Mississippi and Wisconsin for 2024 and 2023 made up the majority (greater than 50 percent) of the tax effect of this category.

 

related to these state NOL and tax credit carryforwards, which will expire between 2034 and 2045. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for growth.

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2025 and 2024:

|  | *(In thousands)* | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Balance at January 1 | $2,122 | $2,481 |
| Increases for tax positions taken related to the current year | 352 | 694 |
| Increases (decrease) for tax positions taken related to prior years | (299) | (51) |
| Lapse of statute of limitations | (332) | (1,002) |
| Balance at December 31 | $1,843 | $2,122 |

The ending net unrecognized tax benefits results from adjusting the gross balance for deferred tax items, interest and penalties, and deductible taxes. The net unrecognized tax benefits are included in Deferred Income Taxes and Federal and State Income Taxes - Non-current within the Consolidated Balance Sheet.

It is the Company's practice to include tax related interest expense, interest income, and penalties in tax expense. During the years ended December 31, 2025, 2024 and 2023, the Company accrued approximately $137,000, $129,000 and $166,000 in interest expense, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. Tax years 2022 through 2024 are currently open for examination. For all states in which it does business, the Company is subject to state audit statutes.

### I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in largely routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

### J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, there were no customer concentrations over 10% for the year ended December 31, 2025. There was one customer that accounted for 10% of consolidated net sales for the year ended December 31, 2024. The same customer accounted for 11% of consolidated net sales for the year ended December 31, 2023.

The Company sources most of its housewares/small appliances and certain safety products from vendors in the Orient and, as a result, risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during prime selling periods. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. As the majority of the Housewares/Small Appliance segment's and certain Safety segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on the segment's product costs. To date, any material impact from fluctuations in the exchange rate has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign transaction gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the DOD and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2025, 2024, and 2023, substantially all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, in the case of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2025, 180 employees of Amron, or 15% of the Company's and its subsidiaries' total workforce, are members of the United Steel Workers union. The most recent contract between Amron and the union is effective through February 28, 2030.

### K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the city of Eau Claire. As of December 31, 2025, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2025, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $925,000 as of December 31, 2025 and 2024, and is included in accrued liabilities on its balance sheet.

Expected future payments for environmental matters are as follows:

| YEARS ENDING DECEMBER 31 | (In thousands) |
| --- | --- |
| 2026 | $195 |
| 2027 | 133 |
| 2028 | 121 |
| 2029 | 108 |
| 2030 | 96 |
| Thereafter | 272 |
| | $925 |

## L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products and is the way in which the Company's Chief Operating Decision Maker (CODM), the Company's CEO, makes operating decisions, assesses financial performance, and allocates resources. The principal product groups are Housewares/Small Appliance, Defense, and Safety. Sales for all segments are primarily to customers in North America.

The Housewares/Small Appliance segment designs, markets, and distributes housewares and small appliances. The housewares/small appliance products are sold primarily in the United States and Canada directly to retail outlets and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from non-affiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. Government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. In 2016, AMTEC was awarded a one-year contract, and in 2017 and 2022, it was awarded

third and fourth five-year contracts, respectively as the sole prime contractor. AMTEC's manufacturing plant is located in Janesville, Wisconsin. Since the inception of the Defense segment in 2001, the Company has expanded the segment by making several strategic business acquisitions, and has additional facilities located in East Camden, Arkansas; Antigo, Wisconsin; Clear Lake, South Dakota, and Marshall, Texas. During 2003, the segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. Government and prime contractors. During 2006, the segment was expanded again with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin, which primarily manufactures cartridge cases used in medium caliber (20-50mm) ammunition. During 2014, the Company continued the expansion of the Defense segment with the purchase of substantially all of the assets of Chemring Energetic Devices, Inc. located in Clear Lake, South Dakota, and all of the real property owned by Technical Ordnance Realty, LLC. The Clear Lake facility manufactures detonators, booster pellets, release cartridges, lead azide, and other military energetic devices and materials. During 2022, the Company again expanded the Defense segment by acquiring the equity interests of Woodlawn Manufacturing, Ltd. Woodlawn Manufacturing, Ltd, is a high volume manufacturer of precision metal parts and assemblies primarily for the defense and aerospace industry. See Note P. The Defense segment's collection of facilities enables the Company to deliver in virtually all aspects of the manufacture of medium caliber training and tactical rounds. Those aspects include the fuze, the detonator, the metal parts (including the cartridge case), and load, assemble and pack of the final round.

The Safety segment was started in 2019 with the acquisition of the assets of OneEvent Technologies, Inc., a business located in Mount Horeb, Wisconsin which focused on protection for buildings, homes, assets, and occupants using a cloud-based learning and an analytics engine that utilizes data from a series of sensing devices to predict, alert, and prevent. Upon purchase, it was combined with Rusoh, Inc. which designed and marketed fire extinguishers. Prior to 2019, Rusoh Inc. had been included in the Company's Housewares/Small Appliances segment. On July 29, 2022, certain assets were acquired and liabilities were assumed of Knox Safety, Inc., a startup business formed in 2019 with operations in Illinois and North Carolina. Knox Safety designed and sold carbon monoxide detectors for residential use. Subsequent to the acquisition, the acquiring entity legally adopted the corporate name Rely Innovations, Inc. and was added to the segment. Since its acquisition, the Company has introduced smoke detectors and fire extinguishers under the Rely name. To focus the direction of the segment's business, the Company divested the stock of Rusoh, Inc. on November 14, 2023 and certain assets of OneEvent related to its refrigeration monitoring business on July 31, 2025. The OneEvent intellectual property, however, has been retained.

The Company manages and assesses the performance of its reportable segments by their gross profit and operating profit. As part of the CODM's review of segment-level performance, the CODM reviews these measures of income of

 

each reportable segment, which drives the evaluation of the performance of the Company's reportable segments and allocation of resources to those segments. The significant segment expense categories included in the adjacent table augment the Company's understanding of operating results.

In the summary at right, operating profit represents earnings before other income and income taxes. The Company's segments operate discretely from each other with no shared owned or leased manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliance segment for all periods presented.

| (In thousands) | HOUSEWARES/ SMALL APPLIANCE | DEFENSE | SAFETY | TOTAL |
|---|---|---|---|---|
| **Year ended December 31, 2025** | | | | |
| External net sales | $ 95,604 | $405,937 | $ 1,983 | $503,524 |
| Cost of sales | 88,015 | 328,293 | 6,891 | 423,199 |
| Gross profit (loss) | 7,589 | 77,644 | (4,908) | 80,325 |
| Selling and general expenses (1) | 13,130 | 15,354 | 3,763 | 32,247 |
| Depreciation and amortization | 1,050 | 3,907 | 179 | 5,136 |
| Operating profit (loss) | (9,292) | 58,383 | (8,850) | 40,241 |
| Total assets | 100,070 | 394,392 | 6,267 | 500,729 |
| Capital expenditures | 23,231 | 1,066 | 36 | 24,333 |
| **Year ended December 31, 2024** | | | | |
| External net sales | $102,799 | $284,025 | $ 1,404 | $388,228 |
| Cost of sales | 77,321 | 225,852 | 6,489 | 309,662 |
| Gross profit (loss) | 25,478 | 58,173 | (5,085) | 78,566 |
| Selling and general expenses (1) | 11,928 | 11,383 | 4,996 | 28,307 |
| Depreciation and amortization | 948 | 3,937 | 161 | 5,046 |
| Operating profit (loss) | 12,602 | 42,853 | (10,242) | 45,213 |
| Total assets | 115,717 | 330,892 | 6,788 | 453,397 |
| Capital expenditures | 212 | 7,253 | 66 | 7,531 |
| **Year ended December 31, 2023** | | | | |
| External net sales | $ 97,619 | $241,703 | $ 1,590 | $340,912 |
| Cost of sales | 77,752 | 189,700 | 6,008 | 273,460 |
| Gross profit (loss) | 19,867 | 52,003 | (4,418) | 67,452 |
| Selling and general expenses (1) | 11,485 | 9,082 | 5,845 | 26,412 |
| Depreciation and amortization | 1,030 | 4,635 | 342 | 6,007 |
| Operating profit (loss) | 7,352 | 38,286 | (10,605) | 35,033 |
| Total assets | 191,902 | 242,272 | 6,362 | 440,536 |
| Capital expenditures | 488 | 1,168 | 184 | 1,840 |

*(1) Excluding depreciation and amortization.*

## M. LEASES:

The Company accounts for leases under ASC *Topic 842, Leases.* The Company's leasing activities include roles as both lessee and lessor. As lessee, the Company's primary leasing activities include buildings and structures to support its manufacturing operations at one location in its Defense segment, warehouse space and equipment to support its distribution center operations in its Housewares/Small Appliances segment, and office space to support its Safety segment's operations. As lessor, the Company's primary leasing activity is comprised of manufacturing and office space located adjacent to its corporate offices. All of the Company's leases are classified as operating leases.

The Company's leases as lessee in its Defense segment provide for variable lease payments that are based on changes in the Consumer Price Index. As lessor, the Company's primary lease also provides for variable lease payments that are also based on changes in the Consumer Price Index, as well as on increases in costs of insurance, real estate taxes, and utilities related to the leased space. Generally, all of the Company's lease contracts provide for options to extend and terminate them. The majority of lease terms of the Company's lease contracts recognized on the balance sheet reflect extension options, while none reflect early termination options.

The Company has determined that the incremental borrowing rates implicit in its leases are not readily determinable and estimates those rates utilizing quotes from financial institutions for real estate and equipment, as applicable, over periods of time similar to the terms of its leases. The Company has entered into various short-term leases as lessee and has elected a non-recognition accounting policy, as permitted by ASC *Topic 842.*

| | Years Ending (In thousands) | | |
|---|---|---|---|
| **SUMMARY OF LEASE COST** | **2025** | **2024** | **2023** |
| Operating lease cost | $ 1,151 | $1,212 | $1,215 |
| Short-term and variable lease cost | 379 | 265 | 206 |
| Total lease cost | $1,530 | $1,477 | $1,421 |

Rent expense was approximately $1,530,000, $1,477,000, and $1,421,000 for the years ended December 31, 2025, 2024, and 2023, respectively. Operating cash used for operating leases was $1,530,000, $1,477,000, and $1,421,000 for the years ended December 31, 2025, 2024, and 2023, respectively. The weighted-average remaining lease term was 18.3 years, and the weighted-average discount rate was 4.7% as of December 31, 2025.

Maturities of operating lease liabilities are as follows:

| YEARS ENDING DECEMBER 31 | (In thousands) |
|---|---|
| 2026 | $ 842 |
| 2027 | 814 |
| 2028 | 812 |
| 2029 | 757 |
| 2030 | 703 |
| Thereafter | 11,095 |
| Total lease payments | $15,023 |
| Less: future interest expense | 5,582 |
| Lease liabilities | $ 9,441 |

Lease income from operating lease payments was $2,351,000, $2,283,000, $2,281,000 for the years ended December 31, 2025, 2024, and 2023, respectively and is included in Other income on the Consolidated Statements of Comprehensive Income. Undiscounted cash flows provided by lease payments are expected as follows:

| YEARS ENDING DECEMBER 31 | (In thousands) |
|---|---|
| 2026 | $ 2,321 |
| 2027 | 2,314 |
| 2028 | 2,314 |
| 2029 | 2,314 |
| 2030 | 2,314 |
| Thereafter | 13,884 |
| Total lease payments | $25,461 |

The Company considers risk associated with the residual value of its leased real property to be low, given the nature of the long-term lease agreement, the Company's ability to control the maintenance of the property, and the creditworthiness of the lessee. The residual value risk is further mitigated by the long-lived nature of the property, and the propensity of such assets to hold their value or, in some cases, appreciate in value.

## N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2025 and 2024:

| (In thousands, except per share data) | | | | PER SHARE (basic and diluted) |
|---|---|---|---|---|
| QUARTER | NET SALES | GROSS PROFIT | NET EARNINGS | NET EARNINGS |
| **2025** | | | | |
| First | $103,639 | $ 18,111 | $ 7,610 | $1.07 |
| Second | 120,449 | 18,546 | 5,152 | 0.72 |
| Third | 115,463 | 16,012 | 5,317 | 0.74 |
| Fourth | 163,973 | 27,656 | 15,005 | 2.10 |
| Total | $503,524 | $80,325 | $33,084 | $4.63 |
| **2024** | | | | |
| First | $ 76,653 | $13,853 | $ 6,568 | $0.92 |
| Second | 85,060 | 14,699 | 6,077 | 0.85 |
| Third | 91,823 | 17,223 | 8,083 | 1.13 |
| Fourth | 134,692 | 32,791 | 20,732 | 2.92 |
| Total | $388,228 | $78,566 | $41,460 | $5.82 |

Fourth quarter sales are impacted by the holiday driven seasonality of the Housewares/Small Appliance segment.

This segment typically orders/purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The Defense and Safety segments are typically non-seasonal.

## O. LINE OF CREDIT AND COMMERCIAL LETTERS OF CREDIT:

The Company maintained an unsecured line of credit for short term operating cash needs of $50,000,000 and $10,000,000 as of December 31, 2025 and 2024, respectively. The amount outstanding was $23,624,000 under this line of credit as of December 31, 2025, which expires September 30, 2026. There were no amounts outstanding under the line of credit as of December 31, 2024. The interest rate on the current line of credit resets monthly to the 30-day Secured Overnight Financing Rate (SOFR) plus one-and-one-quarter percent. The interest rate on the previous line of credit reset monthly to the 30-day SOFR plus one percent. In addition, the Company had one issued commercial letter of credit for $1,500,000 and $1,000,000 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the entire balance of the issued letter of credit had not been drawn upon.

## P. IMPAIRMENT OF VENDOR DEPOSIT

During the quarter ended March 30, 2025, the Company made deposits totaling $2,701,000 with a vendor in its Housewares/Small Appliances segment. On May 29, 2025, the vendor filed for protection in the U.S. Bankruptcy Court in the Northern District of Texas. As recovery of the deposit is deemed unlikely, the Company recorded an impairment of the full deposit during the quarter ended June 29, 2025. The deposit had been carried in Property, Plant and Equipment on the Company's balance sheet.

## Q. SUBSEQUENT EVENTS:

The Company evaluates events that occur through the filing date and discloses any material or significant events or transactions.

On February 20, 2026, the United States Supreme Court determined that tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") were contrary to law. Any potential refunds, including the timing and amount thereof, remain uncertain and are dependent on further legal and administrative actions. In response to the ruling, the administration implemented new tariffs based on alternative statutory authorities, resulting in ongoing uncertainty regarding future tariff actions and their possible impact on the Company. The Company is continuing to monitor these developments and evaluate the potential effects on its business, financial condition, and results of operations.

On February 27, 2026, the Company's Board of Directors announced a regular dividend of $1.00 per share, payable on March 20, 2026, to stockholders of record as of March 9, 2026.

 

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and Schedule II (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 13, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involves our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

**Revenue Recognition – Defense Segment Contracts**

As described in Note A (11) and L to the financial statements, the Company's external net sales recognized for its Defense segment amounted to $406 million for the year ended December 31, 2025. The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. The Company generally recognized revenue on these contracts at a point in time when the customer obtains legal title and formally documents that it has accepted the products. There are certain termination clauses in Defense segment contracts that could give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product. Significant judgment is required by management to conclude whether or not (i) the Company has an enforceable right to payment for its performance to date under the contract and (ii) the asset created by the Company's performance under the contract has an alternative use to the Company.

We identified the determination of whether control in Defense segment sales contracts transfers to the customer at a point in time or over time as a critical audit matter because of the significant assumptions and judgments made by management. Auditing management's assumptions and judgments regarding when control transfers involved a high degree of auditor judgment and an increased effort.

Our audit procedures related to management's determination of when control transfers to the customer in Defense segment sales contracts included the following, among others:

- We obtained an understanding of the relevant controls related to the timing of revenue recognition on Defense contracts and tested such controls for design and operating effectiveness, including management review controls related to the evaluation of relevant contract terms and conditions impacting whether revenue is recognized over time or at a point in time.

- We assessed the reasonableness of the timing of revenue recognition for a sample of revenue contracts through:

  - Reviewing contract terms, including evaluating whether the Company has an enforceable right to payment for its performance to date under the contract and whether contractual restrictions prohibit the Company from redirecting a completed asset to another customer.

  - Evaluating evidence that the assets created by the Company's performance under the contract have an alternative use by verifying sales of the same or similar products to other customers.

- We reviewed government contracts under ASC 606 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusions of the timing of when control has been transferred to its customers under the contract.

RSM US LLP

We have served as the Company's auditor since 2021.

Milwaukee, Wisconsin
March 13, 2026

 

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2025 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 19, 2026, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to Consolidated Financial Statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; development and market acceptance of new products; increases in material, freight/shipping, tariffs, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production; shipment of defective product which could result in product liability claims or recalls; work or labor disruptions stemming from a unionized work force; changes in government requirements, military spending, and funding of government contracts which could result, among other things, in the modification or termination of existing contracts; dependence on subcontractors or vendors to perform as required by contract; the ability of startup businesses to ultimately have the potential to be successful; the efficient start-up and utilization of capital and equipment investments; political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy; and security breaches and disruptions to our information technology system. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

## 2025 COMPARED TO 2024

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2025 and 2024.

On a consolidated basis, sales increased by $115,296,000 (30%), gross profit increased by $1,759,000 (2%), selling and general expense increased by $4,030,000 (13%), impairment of vendor deposit increased $2,701,000, and amortization was consistent. Other income decreased by $3,579,000 (66%), earnings before provision for income taxes decreased by $8,551,000 (17%), and net earnings decreased by $8,376,000 (20%). Details concerning these changes can be found, by segment, in the comments below.

Net sales of the Housewares/Small Appliance segment decreased by $7,195,000 (7%), from $102,799,000 to $95,604,000, primarily attributable to a decrease in units shipped, approximately 47% was offset by an increase in pricing. Net sales of the Defense segment increased by $121,912,000 (43%), from $284,025,000 to $405,937,000, reflecting an increase in shipments from the segment's backlog. Safety segment sales increased $579,000 to $1,983,000, reflecting an increase in shipments.

Gross profit of the Housewares/Small Appliance segment decreased $17,889,000 from $25,478,000 (25% of sales) in 2024 to $7,589,000 (8% of sales) in 2025, primarily reflecting the decrease in sales mentioned above and the Trump administration's tariffs that went into effect on goods deemed to have been shipped from the Orient after January 31, 2025. Those tariffs are generally treated as period costs and expensed as they are incurred, reflecting the segment's LIFO inventory cost valuation method. The relocation costs of the segment's distribution center from Canton to Nettleton, Mississippi also served to reduce gross profit by approximately $1,261,000. Defense gross profit increased $19,471,000 from $58,173,000 (21% of sales) in 2024 to $77,644,000 (19% of sales) in 2025, primarily reflecting the increase in sales mentioned above, as well as differences in mix efficiencies, and material costs. Due to the startup nature of the businesses in the Safety segment and resulting limited revenues, gross margins were negative in both years.

Selling and general expenses for the Housewares/Small Appliance segment increased $1,304,000, primarily reflecting increased personnel costs of $768,000, computers and technology costs of $266,000, and the favorable adjustment to the reserve for bad debts of $285,000 that occurred in the prior year. Defense segment selling and general expenses increased $3,941,000, primarily due to increased personnel costs of $3,012,000, legal and professional expenses of $347,000, repairs and maintenance costs of $334,000, and computers and software expenses of $256,000. Safety segment selling and general expenses decreased $1,215,000, primarily reflecting the sale of OneEvent's refrigeration monitoring business that occurred on July 31, 2025.

During the first quarter of 2025, the Company made deposits totaling $2,701,000 with a vendor in its Housewares/Small Appliances segment. On May 29, 2025, the vendor filed for protection in the U.S. Bankruptcy Court in the Northern District of Texas. As recovery of the deposit is deemed unlikely, the Company recorded an impairment of the full deposit during the second quarter of 2025.

The above items were responsible for the change in operating profit from continuing operations.

The $3,579,000 decrease in other income was attributable to a decrease of $3,009,000 in interest income on marketable securities and an increase in interest expense of $830,000 related to the outstanding balance of the Company's revolving line of credit during 2025. Both stem from the increased investments in inventory required to support augmented Defense segment awards.

Earnings before provision for income taxes decreased $8,551,000 from $50,670,000 to $42,119,000. The provision for income taxes decreased $175,000 from $9,210,000 to $9,035,000, which resulted in an effective income tax rate of 22% and 18% for the years ended December 31, 2025 and 2024, respectively. The increase in the effective income tax rate was primarily attributable to the absence of favorable adjustments recognized in 2024 related to prior year estimates. Net earnings decreased $8,376,000 from $41,460,000 to $33,084,000.

## 2024 COMPARED TO 2023

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2024 and 2023.

On a consolidated basis, sales increased by $47,316,000 (14%), gross profit increased by $11,114,000 (17%), selling and general expense increased by $1,054,000 (3%), and intangibles amortization decreased by $120,000 (7%). Other income decreased by $1,941,000 (26%), earnings before provision for income taxes increased by $8,239,000 (19%), and net earnings increased by $6,901,000 (20%). Details concerning these changes can be found, by segment, in the comments below.

Net sales of the Housewares/Small Appliance segment increased by $5,180,000, from $97,619,000 to $102,799,000, or 5%, primarily attributable to the increase in units shipped. Net sales of the Defense segment increased by $42,322,000, from $241,703,000 to $284,025,000, or 18%, reflecting an increase in units shipped.

Gross profit of the Housewares/Small Appliance segment increased $5,611,000 from $19,867,000 (20% of sales) in 2023 to $25,478,000 (25% of sales) in 2024, primarily reflecting the increase in sales mentioned above, augmented by an improved product mix and a favorable LIFO inventory adjustment. Defense gross profit increased $6,170,000 from $52,003,000 (22% of sales) in 2023 to $58,173,000 (21% of sales) in 2024, primarily reflecting the increase in sales mentioned above. Due to the startup nature of the businesses in the Safety segment, gross margins were negative in both years. The comparative decrease in gross margins of $667,000 were primarily due to increased product development and testing.

Selling and general expenses for the Housewares/Small Appliance segment increased $361,000, primarily reflecting increased personnel costs of $654,000 and accrual levels

for self insurance of $339,000, partially offset by changes to accrual levels for bad debt of $571,000. Defense segment selling and general expenses increased $1,530,000, primarily due to increased personnel costs of $1,609,000, partially offset by decreased legal and professional expenses of $156,000. Safety segment selling and general expenses decreased $837,000, primarily reflecting decreased personnel costs of $935,000 and legal and professional expenses of $322,000, partially offset by the absence of the prior year's gain on the sale of Rusoh, Inc. of $351,000. See Notes L to the Company's Consolidated Financial Statements.

Intangibles amortization decreased as a result of the absence of the prior year's amortization of intellectual property intangibles from the acquisition of Knox Safety, Inc.

The above items were responsible for the change in operating profit from continuing operations.

Other income decreased $1,941,000, which was primarily attributable to a reduced portfolio of marketable securities.

Earnings before provision for income taxes increased $8,239,000 from $42,431,000 to $50,670,000. The provision for income taxes increased from $7,872,000 to $9,210,000, which resulted in an effective income tax rate of 18% and 19% for the years ended December 31, 2024 and 2023, respectively. Net earnings increased $6,901,000 from $34,559,000 to $41,460,000.

## LIQUIDITY AND CAPITAL RESOURCES

### 2025 COMPARED TO 2024

Cash used in operating activities was $9,137,000 during 2025 as compared to $53,426,000 during 2024. The principal factors behind the decrease in cash used can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2025 was net earnings of $33,084,000, which included the non-cash impairment of a vendor deposit of $2,701,000, depreciation and amortization expenses of $5,136,000, deferred income tax of $7,741,000 and retirement plan expense of $1,008,000. The combination of these factors was more than offset by increases in inventory and accounts receivable levels and a net decrease in payables and accrual levels. Of particular note during 2024 was net earnings of $41,460,000, which included total non-cash depreciation and amortization of $5,046,000 and deferred income tax benefit of $4,528,000. This was augmented by decreases in deposits made to vendors (included in other assets and current assets) and a net increase in payable and accrual levels. The combination of these factors was more than offset by increases in inventory and accounts receivable levels.

Net cash used in investing activities was $21,876,000 during 2025 as compared to $14,965,000 provided by investing activities during 2024. The change primarily related to net sales and maturities of marketable securities of $4,477,000 in 2025, as opposed to $21,459,000 in 2024, and purchases

 

of property, plant and equipment of $27,034,000 in 2025, as opposed to $7,531,000 in 2024.

Net cash provided by financing activities was $16,602,000 during 2025 as compared to $31,533,000 of net cash used in financing activities during 2024. The change primarily relates to net proceeds from the Company's line of credit in 2025 of $23,624,000, as well as the annual dividend payments. During both years, the regular dividend was $1.00 per share. In 2024, the extra dividend was $3.50 per share. However, there was no extra dividend payment during 2025. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan. During 2025 and 2024, the Company incurred interest expense of $832,000 and $2,000 related to its line of credit, respectively.

As a result of the foregoing factors, cash and cash equivalents decreased in 2025 by $14,411,000 to $3,252,000.

Working capital increased by $15,887,000 to $308,112,000 at December 31, 2025 for the reasons stated above. The Company's current ratio was 4.2 to 1.0 at December 31, 2025 and 4.9 to 1.0 at December 31, 2024.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments per existing authorized projects and for additional projects if the appropriate return on investment is projected.

The Company has sufficient liquidity in the form of cash and cash equivalents and marketable securities and credit facilities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means.

The Company's principal commitments consist of purchase and lease obligations. Purchase obligations include outstanding purchase orders issued to material suppliers and contractors in the Company's Defense segment and those issued to manufacturers located primarily in the Orient for the Housewares/Small Appliance segment and in Mexico for the Safety segment. As of December 31, 2025, the purchase orders amounted to approximately $602,558,000. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's or other customers' products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be reasonably estimated. Lease obligations are described in Note M - Leases to the consolidated financial statements.

## 2024 COMPARED TO 2023

Cash used in operating activities was $53,426,000 during 2024 as compared to $45,389,000 provided by operating activities during 2023. The principal factors behind the increase in cash used can be found in the changes in the

components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2024 was net earnings of $41,460,000, which included total non-cash depreciation and amortization of $5,046,000 and deferred income tax benefit of $4,528,000. This was augmented by decreases in deposits made to vendors (included in other assets and current assets) and a net increase in payable and accrual levels. The combination of these factors was more than offset by increases in inventory and accounts receivable levels. Of particular note during 2023 were net earnings of $34,559,000, which included total non-cash depreciation and amortization of $6,007,000, decreases in accounts receivable levels and deposits made to vendors (included in other assets and current assets), and a net increase in payable and accrual levels. These were partially offset by non-cash deferred income tax benefit of $1,190,000 and an increase in inventory levels.

Net cash provided by investing activities was $14,965,000 during 2024 as compared to $447,000 used in investing activities during 2023. Of note during 2024 were net sales and maturities of marketable securities of $21,459,000 and proceeds from a note receivable of $1,037,000. These were partially offset by purchases of plant and equipment of $7,531,000. Of note during 2023 were proceeds from sale of subsidiary of $2,000,000, net purchases of marketable securities of $1,466,000 and purchases of plant and equipment of $1,840,000.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2024 and 2023, $0 and $5,123,000, respectively, of variable rate demand notes were classified as marketable securities. These notes had structural features that allowed the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers and thus provided the liquidity of cash equivalents.

Cash flows from financing activities for 2024 and 2023 primarily differed as a result of the $0.50 per share increase in the extra dividend paid during these years. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan. In addition, the Company drew on and repaid its line of credit during 2024, incurring interest expense of $2,000.

As a result of the foregoing factors, cash and cash equivalents decreased in 2024 by $69,994,000 to $17,663,000.

Working capital increased by $4,134,000 to $292,225,000 at December 31, 2024 for the reasons stated above. The Company's current ratio was 4.9 to 1.0 at December 31, 2024 and 5.0 to 1.0 at December 31, 2023.

## DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $1,747,809,000 at December 31, 2025, and $1,085,612,000 at December 31, 2024. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be produced and shipped during an 18- to 42-month period.

## CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of financial condition and results of operations are based upon its Consolidated Financial Statements. The preparation of the Company's Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses during the periods reported. The estimates are based on experience and other assumptions that the Company believes are reasonable under the circumstances, and these estimates are evaluated on an ongoing basis. Actual results may differ from those estimates.

The Company's critical accounting policies are those that materially affect its Consolidated Financial Statements and involve difficult, subjective, or complex judgments by management. The Company reviewed the development and selection of the critical accounting policies and believes the following is the most critical accounting policy that could have a material effect on the Company's reported results as it involves the use of significant estimates and assumptions as described above. This critical accounting policy and estimate have been reviewed with the Audit Committee of the Board of Directors. See Note A - Summary of Significant Accounting Policies to the Consolidated Financial Statements for more detailed information regarding the Company's critical accounting policies.

**Impairment and Valuation of Long-lived Assets and Goodwill**
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets consist of property, plant and equipment and intangible assets, including the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, the amounts of

the cash flows and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The Company uses internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. The Company derives the required cash flow estimates from its historical experience and its internal business plans.

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill, at the reporting unit level, is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated. The impairment test for goodwill requires the determination of fair value of the reporting units. The Company uses multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA"), sales, and discounted cash flow models, which are described above, to determine the reporting unit's fair value, as appropriate. The Company uses internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. A number of assumptions and estimates are involved in the application of the discounted cash flow model including revenue projections, projected operating cash flow margins, and discount rates. The Company derives the required cash flow estimates from its historical experience and its internal business plans. The Company also utilizes qualitative analyses to assess goodwill impairment.

## NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) to the Company's Consolidated Financial Statements for information related to the effect of adopting new accounting pronouncements on the Company's Consolidated Financial Statements.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. The balance of the Company's investments is held primarily in certificates of deposits and other fixed rate securities with a weighted average life of 0.9 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. As the majority of the Housewares/Small

 

Appliance segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on that segment's product costs. It is anticipated that any potential material impact from fluctuations in the exchange rate will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## CONTROLS AND PROCEDURES

### EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2025. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of that date.

There were no changes to internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* (2013). Based on this assessment and

those criteria, management concluded that as of December 31, 2025, the Company's internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act, was effective.

The Company's independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

 

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

**Opinion on the Internal Control Over Financial Reporting**

We have audited National Presto Industries, Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 13, 2026, expressed an unqualified opinion.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RSM US LLP

Milwaukee, Wisconsin
March 13, 2026

 

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2025, market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth in the column to the right. The performance graph is not necessarily indicative of future performance.

**COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN**



Assumes $100 invested on December 31, 2020, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

**Companies with a Similar Market Capitalization**

American Axle & Manufacturing Holdings, Inc., Arvinas, Inc., Ballard Power Systems, Inc., Douglas Dynamics, Inc., Grid Dynamics Holdings, Inc., Lincoln Educational Services Corporation, Replimune Group, Inc., Scholastic Corporation, Seneca Foods Corporation, Teekay Corporation Ltd., The Real Brokerage, Inc., Valneva SE.

All of the companies included in the 2024 Annual Report's peer group have been excluded from the performance graph shown above. These companies were:

Avanos Medical, Inc., Cantaloupe, Inc., EverQuote, Inc., Evolus, Inc., Funko, Inc., Gannett Co., Inc., HUYA, Inc., Iradimed Corporation, Ironwood Pharmaceuticals, Inc., JELD-WEN Holding, Inc., OneSpan, Inc., Shenandoah Telecommunications Company.

They were excluded because their market capitalization as of December 31, 2025, did not fall between $752 and $770 million.

2025 Annual Report

# National Presto Industries, Inc.



## Board of Directors

**Maryjo Cohen**
Chair of the Board, President,
and Chief Executive Officer

**Randy F. Lieble**
Retired Vice President, Chief Financial Officer,
and Treasurer,
National Presto Industries, Inc.

**Patrick J. Quinn**
Retired Chairman and President,
Ayres Associates, Eau Claire, Wisconsin

**Joseph G. Stienessen**
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin; from October 2004 until
retirement in July 2007

**Douglas J. Frederick**
Secretary, Vice President, Chief Operating Officer,
and General Counsel

## Officers and Principal Executives

**Maryjo Cohen**
Chief Executive Officer, President,
and Chair of the Board

**Douglas J. Frederick**
Chief Operating Officer, Vice President,
Secretary, and General Counsel

**David J. Peuse**
Chief Financial Officer
and Treasurer

**John R. MacKenzie**
Vice President, Sales

**Jeffery A. Morgan**
Vice President, Engineering

## Stockholder Information

**Corporate Headquarters**
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

**Telephone:** (715) 839-2121

**Website:** www.GoPresto.com

**Common Stock**
Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

**Transfer Agent and Registrar**
Computershare
150 Royall Street, Ste 101
Canton, MA 02021

**Shareholder Website:**
www.computershare.com/investor

**Shareholder Online Inquiries:**
https://www-us.computershare.com/investor/contact

**Annual Meeting of Stockholders**
May 19, 2026, at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2025, there were
197 registered stockholders.

**Stockholder Inquiries**
For general information about the Company,
call (800) 945-0199.

**Certifications**
The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2025 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2025.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

# National Presto Industries, Inc. and Subsidiaries

## Record of Dividends Paid and Market Price of Common Stock

| | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| | APPLICABLE DIVIDENDS PAID PER SHARE | MARKET PRICE HIGH | LOW | APPLICABLE DIVIDENDS PAID PER SHARE | MARKET PRICE HIGH | LOW |
| First Quarter*. . . . . . . . . . . . . . . . | $1.00 | $103.58 | $85.22 | $4.50 | $84.29 | $74.33 |
| Second Quarter . . . . . . . . . . . . . | – | 100.17 | 79.96 | – | 85.99 | 72.17 |
| Third Quarter. . . . . . . . . . . . . . . . | – | 117.34 | 95.00 | – | 79.26 | 69.58 |
| Fourth Quarter . . . . . . . . . . . . . . | – | 120.44 | 91.42 | – | 99.07 | 69.83 |
| Full Year . . . . . . . . . . . . . . . . . . . . . | $1.00 | $120.44 | $79.96 | $4.50 | $99.07 | $69.58 |

* First quarter 2025 includes a regular dividend of $1.00 and no extra dividend. First quarter 2024 includes a regular dividend of $1.00 and an extra dividend of $3.50.

## Summary of Statistics
*(In thousands except per share data)*

### 81st Consecutive Dividend Year

| YEAR ENDED DEC. 31 | NET SALES | EARNINGS FROM CONTINUING OPERATIONS | NET EARNINGS | WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING | EARNINGS FROM CONTINUING OPERATIONS | NET EARNINGS | CASH DIVIDENDS PAID REGULAR | EXTRA | STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|---|---|
| 2025 | $503,524 | $33,084 | $33,084 | 7,147 | $4.63 | $4.63 | $1.00 | $ – | $55.29 |
| 2024 | 388,228 | 41,460 | 41,460 | 7,128 | 5.82 | 5.82 | 1.00 | 3.50 | 51.58 |
| 2023 | 340,912 | 34,559 | 34,559 | 7,106 | 4.86 | 4.86 | 1.00 | 3.00 | 50.13 |
| 2022 | 321,623 | 20,699 | 20,699 | 7,081 | 2.92 | 2.92 | 1.00 | 3.50 | 49.15 |
| 2021 | 355,777 | 25,654 | 25,654 | 7,060 | 3.63 | 3.63 | 1.00 | 5.25 | 50.65 |